Exhibit 2.1

ASSET PURCHASE AGREEMENT

by and among

BRECKENRIDGE PHARMACEUTICAL, INC.

and

PERNIX THERAPEUTICS HOLDINGS, INC.

and

CYPRESS PHARMACEUTICALS, INC.

i

(cont’d)

(cont’d)

(cont’d)

Exhibit A	Template of Assignment and Assumption Agreement
Exhibit B	Template of Bill of Sale
Exhibit C	Template of Domain Name Assignment Agreement
Exhibit D	Template of Pernix Supply Agreement
Exhibit E	Template of Pharmacovigilance Agreement
Exhibit F	Template of Trademark Assignment Agreement
Exhibit G	Template of Transition Service and Technology Transfer Agreement
Exhibit H	Template of First Anniversary Promissory Note
Exhibit I	Template of Second Anniversary Promissory Note
Exhibit J	Template of Allocation Schedule
Exhibit K	Template of Third Party Consent
Schedule 1.1(a)	Assumed Contracts
Schedule 1.1(b)	Contract Manufacturing Organizations
Schedule 1.1(c)	CMO Purchase Orders
Schedule 1.1(d)	Development Products
Schedule 1.1(e)	Product Copyrights
Schedule 1.1(f)	Product Domain Names
Schedule 1.1(g)	Product Intellectual Property
Schedule 1.1(h)	Product Patents
Schedule 1.1(i)	Product Trademarks
Schedule 1.1(j)	Inventory
Schedule 1.1(k)	Transferred Abbreviated New Drug Applications
Schedule 2.3(e)	Other Liabilities
Schedule 2.4(a)	Certain Excluded Liabilities
Schedule 5.5	Certain Closing Obligations Seller Disclosure Schedule

(cont’d)

Section 3.2(a)	Assets Not Included in Purchased Assets Required to Conduct Business
Section 3.2(b)	Title Exceptions
Section 3.3(b)	Exceptions to Non-Contravention Representation
Section 3.4(c)	Regulatory Approval Exceptions
Section 3.5(b)	Litigation
Section 3.6(a)	Material Adverse Changes
Section 3.7(a)	Exceptions to Assumed Contracts Representation
Section 3.7(c)	Deferred Payments under Assumed Contracts
Section 3.8(c)	Minimum Inventory Levels
Section 3.8(d)	Return of Product
Section 3.9(c)	Exceptions to Tax Matter Representation
Section 3.9(e)	Exceptions to Tax Filing Representation
Section 3.10(d)	Proceedings Against Product Trademarks, Copyrights and Domain Names
Section 3.10(f)	Proceedings Against use of Product Intellectual Property
Section 3.10(j)	Third Party Rights in and to Products, Product Intellectual Property and Product Business
Section 3.13	Financial Data
Section 3.15(e)	Alleged Regulatory Exceptions
Section 3.15(j)	Comments and Demands from the Regulatory Authorities

v

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT (as amended from time to time, the “Agreement”) is made as of this 5nd day of August, 2013 (the “Agreement Date”), by and among Breckenridge Pharmaceutical, Inc., a Florida corporation (“Purchaser”), and Pernix Therapeutics Holding, Inc., a Maryland company (“Pernix”) and Cypress Pharmaceuticals, Inc., a Mississippi company (“Cypress”) (Pernix and Cypress being referred to collectively as “Seller”). Purchaser, Pernix and Cypress are each referred to individually as a “Party” and together as the “Parties.”

RECITALS

WHEREAS, Seller sells, markets, distributes, manufactures and commercializes, by itself or through third parties, the Products (as defined below) in certain countries;

WHEREAS, Seller desires to sell, transfer, and convey to Purchaser, and Purchaser desires to purchase from Seller, the Purchased Assets (as defined below), and Purchaser desires to assume the Assumed Contracts (as defined below) and Assumed Liabilities (as defined below); and

WHEREAS, in connection with the sale, transfer and conveyance of the Purchased Assets, the Parties and/or their respective Affiliates desire to enter into the Ancillary Agreements (as defined below);

NOW, THEREFORE, in consideration of the promises, representations, warranties, covenants and agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto, intending to be legally bound hereby, agree as follows:

ARTICLE I.
DEFINITIONS

Section 1.1. Defined Terms. For the purposes of this Agreement, the following words and phrases shall have the following meanings whether in the singular or the plural:

“AAA” shall have the meaning set forth in Section 10.10(a).

“Accountant” shall have the meaning set forth in Section 2.8(a).

“Acquisition Proposal” shall mean an indication of interest, offer or proposal to acquire Seller’s right, title and interest in and to all or any substantial portion of the Purchased Assets in a single transaction or series of related transactions (other than the transactions provided for in this Agreement).

“Affiliate” shall mean with respect to any entity, any other entity which controls, is controlled by, or is under common control with such entity. For purposes of this definition, a Person shall be regarded as in control of another Person if it owns or controls, directly or indirectly, (i) in the case of corporate entities, direct or indirect ownership of at least fifty percent (50%) of the stock or shares (or such lesser percentage which is the maximum allowed to be owned by a foreign corporation in a particular jurisdiction) entitled to vote for the election of directors or otherwise having the power to direct the management and policies of such corporate entities; and (ii) in the case of non-corporate entities, direct or indirect ownership of at least fifty percent (50%) (or the maximum ownership interest permitted by law) of the equity interest or the power to direct the management and policies of such non-corporate entities.

“Agreement” shall have the meaning set forth in the first paragraph of this Agreement.

“Agreement Date” shall mean the date set forth in the first paragraph of this Agreement.

“Allocation Schedule” shall have the meaning set forth in Section 2.8.

“Alternate Seller Bank Account” shall have the meaning set forth in Section 2.1(b)(ii).

“Ancillary Agreements” shall mean the Bills of Sale, the Assignment and Assumption Agreements, the Domain Name Assignment Agreement, the Pernix Supply Agreement, the Pharmacovigilance Agreement, the Trademark Assignment Agreement, the Transition Service and Technology Transfer Agreement and the Third Party Consents.

“Applicable Law” shall mean all applicable foreign, federal, state or local provisions of all statutes, laws, rules, regulations, administrative codes, ordinances, decrees, orders, decisions, guidance documents, injunctions, awards, judgments, and permits and licenses of or from Governmental Authorities relating to or governing the use or regulation of the subject item.

“Assignment and Assumption Agreements” shall mean those certain assignment and assumption agreements, substantially in the form attached hereto as Exhibit A.

“Assumed Contracts” shall mean (i) the Contracts identified on item 1 of Schedule 1.1(a), and the Contracts identified on item 2 of Schedule 1.1(a) to the extent that such Contracts directly relate to the Purchased Assets, either of the foregoing including all amendments thereto, and (ii) any purchase orders for Products transmitted by Seller or its Affiliates prior to the Closing Date, but not shipped prior to 11:59 p.m., PDT, on the day prior to the Closing Date. To the extent an Assumed Contract was only made orally and not in writing, such oral contract shall be clearly identified on Schedule 1.1(a) and a brief but substantially complete written summary of all material rights and obligations of the parties to such oral contract shall be attached to Schedule 1.1(a).

“Assumed Liabilities” shall mean the Liabilities set forth in Section 2.3.

“Basket Amount” shall have the meaning set forth in Section 9.2(a).

“Bills of Sale” shall mean those certain bills of sale, substantially in the form attached hereto as Exhibit B.

“Books and Records” means all books, records, files, reports, plans and operating records (including extracts thereof) in any form, including paper, electronically stored data, magnetic media, film or microfilm, in each case to the extent primarily related to the Products and/or the Purchased Assets in the Territory, including the entire Regulatory Approvals in documentary and electronic form, and all such correspondence between Seller, its Affiliates and the FDA and/or Governmental Authorities, including but not limited to “supplements,” “deficiencies” and “responses” whereby such terms shall have the meaning ascribed to them under 21 C.F.R. § 314.3). To the extent any content which would constitute Books and Records are not in writing, Seller shall immediately memorialize and reduce any such content to writing.

“Business Day” shall mean a day, which is not a Saturday, a Sunday, or a statutory holiday in the United States.

“Chargebacks” shall mean chargebacks and similar payments to wholesalers and other distributors in connection with the Products.

“Closing” shall have the meaning set forth in Section 2.5.

“Closing Cash Payment” shall have the meaning set forth in Section 2.1(b)(i).

“Closing Date” shall have the meaning set forth in Section 2.5.

“Closing Date Inventory Statement” shall have the meaning set forth in Section 2.1(e).

“Closing Date Purchase Order Statement” shall mean the statement to be delivered by Seller to Purchaser on the Closing Date listing the purchase orders outstanding for Products as of the Closing Date.

“CMO” shall mean any and all of the contract manufacturing organizations listed on Schedule 1.1(b).

“CMO Purchase Orders” shall mean the purchase orders listed on Schedule 1.1(c), as well as the purchase orders for Products listed on the Closing Date Purchase Order Statement.

“CMO Supply Agreement” shall mean any Assumed Contract providing for the manufacture and supply of Products by a CMO to Seller.

 “Code” shall mean the United States Internal Revenue Code of 1986, as amended.

“Commercial Rebates” shall mean rebates to Customers.

“Competing Product” shall mean any product that is or is being developed to be a generic equivalent of, a generic formulation of, bio-equivalent or interchangeable with a Product where “bio-equivalent” and “interchangeable” shall have the meaning ascribed to them under 21 C.F.R. § 320.

“Confidentiality Agreement” shall have the meaning set forth in Section 10.1(a).

“Confidential Information” shall mean Purchaser Confidential Information and Seller Confidential Information.

“Consent” shall have the meaning set forth in Section 2.9.

“Contract” shall mean any agreement, contract, lease, consensual obligation, promise, or undertaking (whether written or oral), to which Seller or any of its Affiliates is a party (i) that relates solely or primarily to the Products, the Product Business, the Purchased Assets or the Assumed Liabilities, or (ii) that, to the extent related to the Products, is necessary for the conduct of the Product Business as conducted by Seller.

“Controlled” shall mean, with respect to any of the Inventory, any of the Product Intellectual Property and any of the Product Records, that is owned or licensed (as licensor or licensee) by Seller and/or any of its Affiliates, and in which Seller has the legal authority or right to grant, convey, transfer and assign to Purchaser, all of Seller’s (and any of its Affiliates’) rights, titles and interests therein and thereto.

“Copyright” shall mean U.S., international or foreign copyrights, including any and all Copyright Registrations and Applications therefor, and all exclusive rights under all such copyrights, for, in and to, or otherwise based upon any and all documents, website content, data, artwork, advertising materials, product packaging, product labels, product packaging inserts and product instructions.

“Copyright Registrations and Applications” shall mean U.S., international or foreign copyright registrations, recordations and applications, and any and all renewals, extensions and reversions thereof, for which a registration or serial number may be, has been or will be assigned by the relevant Governmental Authority.

“Customer” means any Third Party wholesalers, distributors, retail warehousing chains, pharmacy benefit managers, managed care organizations, government buyers, group purchasing organizations or other Third Parties that purchase the Products from Seller as of the Closing Date in the Territory.

“Cypress” shall have the meaning set forth in the Preamble.

“Deferred Payment” shall have the meaning set forth in Section 2.1(b)(ii)(A).

“Dispute” shall have the meaning set forth in Section 10.10(a).

“Domain Name Assignment Agreement” shall mean that certain domain name and webpages assignment agreement for the transfer of the Product Domain Names, substantially in the form attached hereto as Exhibit C.

“Domain Names” shall mean any and all Internet domain names, websites and URLs, and any and all applications and registrations therefor.

“Encumbrance” shall mean claims, security interests, liens, pledges, charges, escrows, options, proxies, rights of first refusal, preemptive rights, covenants not to sue, mortgages, hypothecations, assessments, prior assignments, reversionary rights, reversionary titles, reversionary interests, title retention agreements, conditional sales agreements, indentures, deeds of trust, leases, levys or security agreements of any kind whatsoever, or any other agreements to give any of the foregoing in the future, imposed upon the subject property or item.

“Estimated Closing Inventory Book Value” shall have the meaning set forth in Section 2.1(e).

“Evaluation Material” shall have the meaning set forth in Section 10.1.

“Excluded Assets” shall mean (i) all assets and properties other than the Purchased Assets of Seller and its Affiliates, (ii) all cash and accounts receivable for sales of Products sold by Seller prior to the Closing, (iii) Contracts identified on item 2 of Schedule 1.1(a) to the extent that such Contracts do not directly relate to the Purchased Assets and (iii) the Contracts listed in Section 3.7(a) of the Seller Disclosure Schedule.

“Excluded Liabilities” shall have the meaning set forth in Section 2.4(a).

“FDA” shall mean the United States Food and Drug Administration or any successor organization.

“Final Inventory Book Value” shall have the meaning set forth in Section 2.1(f).

“Financial Data” shall have the meaning set forth in Section 3.13.

“First Anniversary Note” shall have the meaning set forth in Section 2.1(b)(ii)(A).

“First Year Liability Cap” shall have the meaning set forth in Section 9.2(c).

“GAAP” shall mean United States generally accepted accounting principles.

“Governmental Authority” shall mean the government of the applicable country in the Territory and any state, province, municipality or other political subdivision thereof or therein, or any court, tribunal, judiciary body, agency, department, board, instrumentality, panel, dispute resolution agency, patent office, trademark office, copyright office and any official authority or commission (including regulatory and administrative bodies) of any of the foregoing.

“HIPAA” shall have the meaning set forth in Section 3.15(b).

“Indemnification Claim Notice” shall have the meaning set forth in Section 9.4.

“Indemnified Party” shall mean the Seller Indemnified Parties or the Purchaser Indemnified Parties, as applicable, in accordance with the terms of this Agreement.

“Indemnifying Party” shall mean the Purchaser or the Seller Indemnifying Parties, as applicable, in accordance with the terms of this Agreement.

“Intellectual Property” shall mean the Copyrights, Domain Names, Know-How, Patent Rights, Trademarks and Trade Secrets.

“Inventory” shall mean the Products, and all active pharmaceutical ingredients which are used or intended to be used solely or primarily for the production of the Products, that are owned or Controlled by Seller or its Affiliates on the Closing Date for Seller’s marketing and sale and which (i) are of a quality usable and salable in the ordinary course of business and (ii) in the case of the Products, comprise all unsold lots.

“Know-How” shall mean information reasonably believed to be useful (whether or not deemed confidential or proprietary), including Trade Secrets, inventions (whether or not patentable), discoveries, developments, improvements, enhancements, concepts, ideas, methods, processes, designs, schematics, drawings, formulae, data, technical data and information, specifications, instructions, research and development information, technology and databases.

“Knowledge of Purchaser” or “to Purchaser’s Knowledge” or any similar such statement shall mean the actual knowledge of, or such knowledge as would be reasonably expected to have been obtained after reasonable inquiry by Larry Runsdorf, Larry Lapila or Brian Guy.

“Knowledge of Seller” or “to Seller’s Knowledge” or any similar such statement shall mean the actual knowledge of, or such knowledge as would be reasonably expected to have been obtained after reasonable inquiry by Seller’s Key Employees.

“Liability” shall mean, collectively, any liability, indebtedness, guaranty, endorsement, claim, loss, damage, deficiency, cost, expense, obligation, responsibility, or product liability, whether fixed or unfixed, known or unknown, choate or inchoate, liquidated or unliquidated, secured or unsecured, direct or indirect, matured or unmatured, or absolute, contingent or otherwise.

“Losses” shall mean any and all losses, damages, Liabilities, deficiencies, claims, proceedings, causes of action, costs (including reasonable out of pocket costs of investigation) and expenses, including interest, proven diminution in value (to the extent such diminution in value is verfied by a fairness opinion issued by the Accountant), penalties, settlement costs, judgments, awards, fines, costs of mitigation, court costs and fees (including reasonable attorneys’ fees and expenses); provided, however, that the term Losses shall be subject to Section 9.1(c).

“Material Adverse Effect” shall mean any change, circumstance, event or effect that has had or is reasonably likely to have in the future, individually or in the aggregate, a material adverse effect on (i) the condition (financial or otherwise) or results of operation of the Product Business or the Purchased Assets or (ii) the ability of Seller to consummate the transactions contemplated by this Agreement; provided that no changes, circumstances, events or effects resulting from or arising out of the following shall be taken into account in determining whether a Material Adverse Effect has occurred: (a) the public announcement of the entering into of this Agreement or the other Ancillary Agreements or the pendency of the transactions contemplated hereby or thereby (including any cancellation or delay of Customer orders, any reduction in sales, any disruption in supplier, partner or similar relationships or any loss of employees), (b) the performance by Seller of any action, or the failure to take any action, in each case at Purchaser’s written request (including email) pursuant to this Agreement or the other Ancillary Agreements, (c) general economic conditions, (d) general conditions in the industry in which the Product Business is conducted, (e) changes in GAAP or Applicable Law which have general application, (f) the failure of the business to meet any internal projections or forecasts of revenue or earnings (provided that the underlying cause of such failure shall be taken into account unless such cause is otherwise included in clause (a) through (e), or (g)), or (g) fire, flood, tornado, earthquake or other acts of nature, acts of terrorism or sabotage, war, regional, national or international calamity, military action or any other similar event or any escalation or worsening thereof after the date hereof, except to the extent, in the case of the foregoing clauses (c) through (e), such changes, circumstances, events or effects referred to therein have a materially disproportionate impact on the Product Business relative to the industry in which the Product Business competes as a whole.

“Medical Information” means any medical or clinical information related to the Products in the Territory, including clinical and technical matters, such as therapeutic uses for the licensed indications, drug-disease information, and other product characteristics. Medical Information shall include any medical or clinical information relating to completed clinical trials and related to the Products conducted by or on behalf of Pernix and/or its Affiliates whether or not included in the Regulatory Approvals for the Products.

“Notes” shall have the meaning set forth in Section 2.1(b)(ii)(B).

“Objection Notice” shall have the meaning set forth in Section 2.1(f).

“Party” or “Parties” shall have the meaning set forth in the first paragraph of this Agreement.

“Patent Rights” shall mean U.S., international or foreign patents, provisional patent applications, patent applications, design registrations, design registration applications, industrial designs, industrial design applications and industrial design registrations, including any and all divisions, continuations, continuations-in-part, extensions, substitutions, renewals, registrations, revalidations, reexaminations, reissues or additions, including supplementary certificates of protection, of or to any of the foregoing items.

“Patient Data” shall mean data accessible through Seller’s Product regulatory safety database (e.g., the annual safety update reports provided by Seller to the FDA contained therein) and any other global safety database maintained by Seller, which data exists at the time such databases are transferred by Seller to Purchaser after the Closing Date and which may include, among other things, safety data generated by or for Seller or its Affiliates in the conduct of the clinical development of the Purchased Assets.

“Permitted Encumbrances” shall mean (i) Encumbrances for Taxes, assessments and other governmental charges not yet due and payable, (ii) mechanics’, workmen’s, repairmen’s, warehousemen’s, carriers’ or other similar Encumbrances, including all statutory Encumbrances, arising or incurred in the ordinary course of business and not yet delinquent or, (iii) Encumbrances that do not materially affect the ownership, value or use of the underlying Purchased Asset for the purpose it is being utilized by Seller or its Affiliates on the Closing Date.

“Pernix” shall have the meaning set forth in the Preamble.

“Pernix Supply Agreement” shall mean that certain supply agreement, substantially in the form attached hereto as Exhibit D.

“Person” shall mean any natural person, corporation, unincorporated organization, partnership, association, joint stock company, joint venture, limited liability company, trust or government, or any agency or political subdivision of any government, or any other entity.

“Pharmacovigilance Agreement” shall mean that pharmacovigilance agreement, substantially in the form attached hereto as Exhibit E

“Post-Closing Tax Period” shall mean any Tax period beginning after the Closing Date and the portion of the Straddle Period beginning after the Closing Date.

“Pre-Closing Tax Period” shall mean any Tax period ending on or before the Closing Date and the portion of any Straddle Period ending on the Closing Date.

“Proceeding” shall mean any litigation, claim, action, dispute, lawsuit, arbitration, dispute resolution process, cancellation proceeding, opposition proceeding, concurrent use proceeding, reexamination proceeding, nullification proceeding, interference proceeding, priority contest, challenge, protest, inquiry, change demand, order, judgment, hearing, assessment, or any other proceeding (whether civil, criminal, administrative or investigative), commenced, brought, conducted, or heard by or before any Governmental Authority or arbitrator.

“Products” shall mean those products (and related labeling and packaging) that as of the Closing Date (i) are marketed and sold by Seller or by a Third Party on behalf of Seller in the Territory under the Product Trademarks and/or the Regulatory Approvals, (ii) are or were anticipated to be marketed and sold as part of a pending or future Regulatory Approval by Seller or by a Third Party in the Territory and (iii) are under development by Seller or by a Third Party on behalf of Seller and are listed on Schedule 1.1(d); in each case (i) to (iii) including any new formulation, dosage form or dosage strength related thereto.

“Product Business” shall mean the manufacturing, using, developing, promoting, advertising, marketing, distributing, selling, offering to sell, importing and/or exporting of the Products in the Territory.

“Product Copyrights” shall mean any and all Copyrights (including any and all Copyright Registrations and Applications listed on Schedule 1.1(e)) that are Controlled by Seller and/or any of its Affiliates and that relate solely to the Products and/or the Product Business.

“Product Domain Names” shall mean any and all active or inactive Domain Names, that are Controlled by Seller and/or any of its Affiliates and that relate solely to the Products and/or the Product Business, as identified on Schedule 1.1(f).

“Product Intellectual Property” shall mean the Product Copyrights, Product Domain Names, Product Know-How, Product Patents, Product Trademarks and Product Trade Secrets, including each of the foregoing as listed on Schedule 1.1(g).

“Product Know How” shall mean any and all Know-How that is Controlled by Seller and/or any of its Affiliates and that relates primarily to the Products and/or the Product Business.

“Product Patents” shall mean any and all Patent Rights that are Controlled by Seller and/or any of its Affiliates and that relate primarily to the Products and/or the Product Business, as identified on Schedule 1.1(h).

“Product Records” shall mean all files, documents, instruments, papers, Books and Records Controlled by Seller and/or any of its Affiliates, whether in electronic or tangible form, that relate primarily to the Products, the Product Business and/or the Product Intellectual Property, including any and all pricing lists, customer lists, vendor lists, financial data, research and development files, marketing materials, regulatory files, adverse event reports and files; equipment specifications; analytical specifications and validation reports; Product batch records; bills of material; packaging specifications; approved and rejected vendor lists and audits; Product complaints, clinical studies and all documentation relating thereto; all documentation associated with the Product Intellectual Property; copies of all filings (and supporting documentation) with Governmental Authorities; regulatory and other opinions and memoranda, component and labeling purchasing specifications; packaging and quality control SOPs; stability data, records, charts, reports and applicable SOPs; quality assurance/control data, records, charts, reports, and applicable SOPs; budgets; pricing guidelines; ledgers; journals; Assumed Contracts; Promotional Materials; Medical Information; operating data and plans; sales data; target lists; file histories, file wrappers, correspondence, application documents, registration documents, search reports, documents concerning the prosecution history, enforcement or maintenance of rights, or restrictions on use, with respect to the Product Intellectual Property, freedom-to-operate and other patent opinions and related documents relating to Third Party IP Rights, whether or not required to be kept or maintained under any Applicable Law; but excluding any items to the extent that any Applicable Law prohibits their transfer.

“Product Returns” shall mean returns of Product by Customers.

“Product Trademarks” shall mean any and all Trademarks that are Controlled by Seller and/or any of its Affiliates and that relate solely to the Products and/or the Product Business, as identified on Schedule 1.1(i). “Product Trademarks” shall not include the Seller Marks.

“Product Trade Secrets” shall mean any and all Trade Secrets that are Controlled by Seller and/or any of its Affiliates and that relate primarily to the Products and/or the Product Business.

“Promotional Materials” shall mean any and all physician lists, Customer lists, marketing studies, marketing plans and strategies, sales force training materials, market research materials, and all advertising, selling, and promotional materials and other similar information and data, including records of sales and cost data for the twenty-four (24) months preceding, and as of the day prior to, the Closing Date, to the extent the foregoing relate primarily to the Products and/or the Product Business, and to the extent the foregoing are within the Seller’s or its Affiliates’ possession as of the Closing Date.

“Property Taxes” shall have the meaning set forth in Section 8.7(c).

“Purchased Assets” shall mean, collectively, the assets of Cypress and/or Pernix, as the case may be, set forth below:

(i)	the Regulatory Approvals;

(ii)	the Products;

(iii)	the Assumed Contracts;

(iv)	all Inventory identified on Schedule 1.1(j);

(v)	the Promotional Materials;

(vi)	the Product Records;

(vii)	the Product Intellectual Property;

(viii)
all of Seller’s right, title and interest in and to each and all of the foregoing assets set forth in (i) – (vii), supra, including any and all of Seller’s and its Affiliates’ rights to bring any and all causes of action, either in law or in equity, for past, present or future infringement of any of the Product Intellectual Property and rights to defend against Third Party IP Rights; and

(ix)
any and all of Seller’s right, title, interest and assets in and to each and all of the foregoing assets set forth in (i) – (viii), supra, necessary to obtain regulatory approval in order to lawfully market a Product, or otherwise to continue the lawful marketing of a Product.

“Purchase Price” shall have the meaning set forth in Section 2.1(b).

“Purchaser” shall have the meaning set forth in the first paragraph of this Agreement.

“Purchaser Confidential Information” shall have the meaning set forth in Section 10.1(b).

“Purchaser Indemnified Parties” shall have the meaning set forth in Section 9.1(a).

“Purchaser Labeling” shall mean the printed labels, labeling and packaging materials, including printed carton, container labels and package inserts, to be prepared by Purchaser after the Closing Date and bearing Purchaser’s name for, or in connection with, packaging of the Products.

“Purchaser’s Liability Cap” shall have the meaning set forth in Section 9.2(d).

“Purchaser’s Third Party Logistics Provider” shall mean Woodfield Distribution, LLC, located at 951 Clint Moore Road, Suite A, Boca Raton, Florida 33487, or any other logistic provider as Purchaser may hereafter specify to Seller in accordance with the terms of Section 10.2.

“Quality Agreement” shall mean any quality agreement executed by and between Seller and a CMO in connection with the execution of a CMO Supply Agreement, which Quality Agreement will be one of the Assumed Contracts.

“Regulatory Approvals” shall mean (i) the abbreviated new drug applications of Seller listed on Schedule 1.1(k) and (ii) all applications of Seller for regulatory approval listed on Schedule 1.1(k), including new drug applications, abbreviated new drug applications, new drug submissions, biologic license applications, and any comparable applications and submissions with respect to the Products, either of the foregoing (a) together with any and all Drug Master Files (as such term is defined in 21 C.F.R. §314.420), supplements or modifications or amendments thereto, (b) whether existing, pending, withdrawn or in draft form, prepared and submitted to any Governmental Authority in the Territory, and (c) along with all supporting files, data, studies and reports relating thereto (in tangible and electronic form) and all technical and other information contained therein.

“Received Inventory Book Value” shall have the meaning set forth in Section 2.1(f).

“Received Inventory Statement” shall have the meaning set forth in Section 2.1(f).

“Resolving Accountants” shall have the meaning set forth in Section 2.1(g).

“Restrictive Period” shall have the meaning set forth in Section 8.13(a).

“Schedules” shall refer to the schedules to this Agreement which are hereby incorporated by reference into this Agreement.

“Second Year Liability Cap” shall have the meaning set forth in Section 9.2(c).

“Seller” shall have the meaning set forth in the first paragraph of this Agreement.

“Seller Bank Account” shall have the meaning set forth in Section 2.1(b)(i).

“Seller Confidential Information” shall have the meaning set forth in Section 10.1(c).

“Seller Disclosure Schedule” shall have the meaning set forth in the first paragraph of Article III.

“Seller Indemnified Parties” shall have the meaning set forth in Section 9.1(b).

“Seller Marks” shall mean all Trademarks Controlled by Seller, other than the Product Trademarks, that are used in connection with the Product Business and the Assumed Liabilities as of the Agreement Date.

“Sellers Key-Employees” shall mean Michael C. Pearce, Cooper C. Collins, Michael Venters or Brian Dorsey.

“Seller’s Liability Caps” shall have the meaning set forth in Section 9.2(c).

“Settlement Period” shall have the meaning set forth in Section 2.1(f).

“Straddle Period” shall mean any Tax period beginning on or before the Closing Date and ending after the Closing Date.

“Target Inventory Book Value” shall have the meaning set forth in Section 2.1(e).

“Taxes” shall mean all federal, state, local, foreign and other income, net income, gross income, gross receipts, sales, use, ad valorem, transfer, capital stock, franchise, profits, license, service, add on or alternative minimum tax, occupancy, withholding, payroll, fringe benefits, employment, employees’ income withholding, foreign or domestic withholding, unemployment, disability, excise, severance, stamp, value added, occupation, premium, property (including, real property and personal property taxes and any assessments, special or otherwise), environmental, windfall profits, customs, duties or other taxes, and any fees, assessments, levies, tariffs or charges of any kind that are in the nature of a tax, together with any interest and any penalties, additions to tax or additional amounts with respect thereto, imposed, assessed or collected by or under the authority of any Governmental Authority (and “Tax” means any one of the foregoing Taxes).

“Tax Benefit” shall have the meaning set forth in Section 9.3(c).

“Tax Return” shall mean any return, declaration, report or statement required to be filed with a Governmental Authority in respect to any Tax (including any attachments thereto, and any amendment thereof), including any information return, claim for refund, amended return or declaration of estimated Tax.

“Territory” shall mean the world wide.

“Third Party” shall mean any Person other than Purchaser, Pernix, Cypress, or an Affiliate of any of them.

“Third Party Claim” shall mean any Proceeding at law or suit in equity by or against a Third Party as to which indemnification will be sought hereunder.

“Third Party IP Rights” shall mean the intellectual property rights of a third party to which the manufacture and/or sale of a Product could be deemed to be infringing.

“Trademark Assignment Agreement” shall mean that certain trademark assignment agreement for the assignment of the Product Trademarks, substantially in the form attached hereto as Exhibit F.

“Trademarks” shall mean any and all U.S., international or foreign trademarks, service marks, trade names, service names, brand names, product names, trade dress, trade styles, logos, symbols, and other product or service source identifiers and general intangibles of a like nature, together with all goodwill associated with any of the foregoing, along with all applications, registrations, renewals and extensions therefor.

“Trade Secrets” shall mean information, including any formula, program, device, method, technique, and/or process, that: (i) derives independent economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means by, any Third Party who can obtain economic value from its disclosure or use, and (ii) is the subject of efforts that are reasonable under the circumstances to maintain its secrecy.

“Transaction Documents” shall mean this Agreement and the Ancillary Agreements.

“Transfer Taxes” shall have the meaning set forth in Section 8.7(b).

“Transition Service and Technology Transfer Agreement” shall mean that certain transition services and technology transfer agreement, substantially in the form attached hereto as Exhibit G.

“Treasury Regulations” shall mean the income tax regulations issued under the Code.

Section 1.2. Construction.

(a) The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(b) The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Annexes, Exhibits, and Schedules are to Articles, Sections, Annexes, Exhibits, and Schedules of this Agreement unless otherwise specified.

(c) All Annexes, Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Annex, Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement.

(d) Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular, and words denoting either gender shall include both genders as the context requires. Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning.

(e) Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import.

(f) The use of the word “or” shall not be exclusive.

(g) A reference to any legislation or to any provision of any legislation shall include any modification, amendment, re-enactment thereof, any legislative provision substituted therefore and all rules, regulations and statutory instruments issued or related to such legislation.

(h) Any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement. No prior draft of this Agreement nor any course of performance or course of dealing shall be used in the interpretation or construction of this Agreement. No parol evidence shall be introduced in the construction or interpretation of this Agreement unless the ambiguity or uncertainty in issue is plainly discernible from a reading of this Agreement without consideration of any extrinsic evidence.

(i) Any exception or qualification set forth in the Seller Disclosure Schedule with respect to a particular representation or warranty contained herein shall be deemed to be an exception or qualification with respect to other representations and warranties contained in this Agreement to the extent the applicability of the disclosure to each other representation and warranty is reasonably apparent from the text of the disclosure made. Nothing in the Seller Disclosure Schedule is intended to broaden the scope of any representation, warranty or covenant of Seller contained in this Agreement.

ARTICLE II.
THE TRANSACTION

Section 2.1. Purchase and Sale of Purchased Assets.

(a) Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Seller shall sell, assign, transfer, convey and deliver to Purchaser, and Purchaser shall purchase, acquire and accept, all of Seller’s right, title and interest in and to the Purchased Assets, free and clear of all Encumbrances other than Permitted Encumbrances.

(b) As consideration for the transactions contemplated hereby, Purchaser shall pay to Seller an aggregate purchase price of Thirty Million Dollars ($30,000,000), as adjusted in accordance with Section 2.1(e) (the “Purchase Price”) by making the following payments to Seller:

(i) Earnest Money Payment. On the Agreement Date, Purchaser shall make a cash payment of Two Million Dollars ($2,000,000) (the “Earnest Money Payment”) to a bank account in the United States identified by Seller to Purchaser in writing at least two (2) Business Days prior to the Agreement Date (the “Seller Bank Account”);

(ii) Closing Cash Payment. At Closing, Purchaser shall make a cash payment of Eighteen Million Dollars ($18,000,000) (the “Closing Cash Payment”) by wire transfer of immediately available funds to the Seller Bank Account, as adjusted in accordance with Section 2.1(e).

(iii) Deferred Payment. Purchaser shall pay deferred payments (each a “Deferred Payment” and together, the “Deferred Payments”) totaling Ten Million Dollars ($10,000,000) comprising of the following.

(A) Issuance at the Closing of an unsecured promissory note, substantially in the from attached hereto as Exhibit H (the “First Anniversary Note”), in the principal amount of Five Million Dollars ($5,000,000) due on the first anniversary of the Closing; and

(B) Issuance at the Closing of an unsecured promissory note, substantially in the form attached hereto as Exhibit I (such promissory note together with the First Anniversary Note, the “Notes”), in the principal amount of Five Million Dollars ($5,000,000) due on the second anniversary of the Closing.

(c) At the Closing, Purchaser shall assume from Seller, and thereafter pay, perform and discharge when due, the Assumed Liabilities.

(d) The CMO Purchase Orders listed on the Closing Date Purchase Order Statement shall constitute Assumed Contracts. Purchaser shall be responsible for all amounts payable to a CMO under a CMO Purchase Order listed on the Closing Date Purchase Order Statement. Seller shall be responsible for all amounts payable to a CMO under a CMO Purchase Orders listed on Schedule 1.1(c) to the extent a CMO Purchase Order is fulfilled (i.e. the Product has been delivered to Seller) on the Closing Date. To the extent a CMO Purchase Order listed on Schedule 1.1(c) is not fulfilled or only partly fulfilled on the Closing Date, such CMO Purchase Order shall be listed on the Closing Date Purchase Order Statement and Purchaser shall be responsible for all amounts payable to the CMO under such partly fulfilled CMO Purchase Order to the extent the CMO Purchase Order has not been fulfilled on or prior to Closing Date; to the extent a partly fulfilled CMO Purchase Order is fulfilled prior to the Closing Date, Seller shall be responsible to the CMO under such CMO Purchase Order. If Closing occurs prior to the transfer of title from a CMO to Seller of Product under a CMO Purchase Order, Seller shall instruct the respective CMO at Closing to ship or have shipped the Products under such CMO Purchase Order to Purchaser’s Third Party Logistics Provider pursuant to the terms of the respective CMO Supply Agreement. If Closing occurs after the transfer of title from a CMO to Seller of Products under a CMO Purchase Order, Seller shall at the Closing ship, or cause the CMO or Seller’s third party logistics provider, as the case may be, to ship, the Products to Purchaser’s Third Party Logistics Provider as part of the Purchased Assets, provided however, that Purchaser and Seller shall each be responsible for fifty percent (50%) of all additional costs relating to such shipment.

(e) Not more than five (5) Business Days and nor less than two (2) Business Days prior to the Closing Date, Seller shall deliver to Purchaser a written statement (the “Closing Date Inventory Statement”) prepared by the Seller setting forth the estimated book value of the Inventory as of the Closing (the “Estimated Closing Inventory Book Value”) along with, in reasonable detail, the related calculations. The Closing Cash Payment shall be decreased, on a dollar for dollar basis, to the extent that the Estimated Closing Inventory Book Value is less than $1,000,000 (the “Target Inventory Book Value”) or increased, on a dollar for dollar basis, to the extent that the Estimated Closing Inventory Book Value exceeds the Target Inventory Book Value.

(f) On the Closing Date or the next Business Day Seller shall ship or cause to be shipped the Inventory to Purchaser’s Third Party Logistics Provider. Purchaser and Seller shall each be responsible for fifty percent (50%) of all costs relating to such shipment. Upon receipt of the Inventory, Purchaser shall conduct a physical inventory and deliver to Seller a written statement (the “Received Inventory Statement”) prepared by Purchaser setting forth the book value of the Inventory received by Purchaser (the “Received Inventory Book Value”). If Seller does not object to the Received Inventory Statement within five (5) Business Days after Seller’s receipt of the Received Inventory Statement by delivering a written notice to Purchaser thereof (the “Objection Notice”), the Received Inventory Book Value shall become the final book value (the “Final Inventory Book Value”). If Seller delivers an Objection Notice to Purchaser within such five (5) Business Days, the Parties shall seek in good faith to determine the Final Inventory Book Value within forty five (45) days following Purchaser’s receipt of such Objection Notice (the “Settlement Period”). If the Parties cannot come to an agreement within Settlement Period, they shall resolve such dispute in accordance with Section 2.1(g). In the event that the Final Inventory Book Value as determined in accordance with this Section 2.1(f) or Section 2.1(g) is: (x) lower than the Estimated Closing Inventory Book Value shown on the Closing Date Inventory Statement, then Seller shall promptly following the date of determination of the Final Inventory Book Value pay the amount of such difference to Purchaser in cash by wire transfer in immediately available funds or (y) higher than the Estimated Closing Inventory Book Value shown on the Closing Date Inventory Statement, then Purchaser shall promptly following the date of determination of the Final Inventory Book Value pay the amount of such difference to Seller in cash by wire transfer of immediately available funds. All amounts payable under this Section 2.1(f) or Section 2.1(g) shall be an adjustment of the Purchase Price.

(g) If the parties cannot agree on a Final Inventory Book Value within the Settlement Period, then the issues remaining in dispute will be submitted to a panel of three (3) accountants (the “Resolving Accountants”), each of whom has substantial experience in mergers and acquisitions and the auditing of pharmaceutical businesses and who are employed by an accounting firm with which neither Purchaser nor Seller has had a business relationship during the two (2) years prior to the Closing Date. Not more than one of such Resolving Accountants may be from the same accounting firm. One of such Resolving Accountants shall be selected by Seller, one of such Resolving Accountants shall be selected by Purchaser, and the third Resolving Accountant shall be mutually selected by the two Resolving Accountants selected by Seller and Purchaser. If issues in dispute are submitted to the Resolving Accountants, each of Seller and Purchaser will furnish to the Resolving Accountants such work papers and other documents and information relating to the disputed issues as the Resolving Accountants may request and are available, and each of Seller and Purchaser will be afforded the opportunity to present to the Resolving Accountants any material relating to the determination and to discuss the determination with the Resolving Accountants, and copies of such material shall be provided to the other Party at the same time. The determination by the Resolving Accountants, as set forth in a written notice delivered to Seller and Purchaser by the Resolving Accountants, will be in accordance with US general accounting principals and consistent with the terms of this Agreement, including the adjustments provided for herein. The determination by the Resolving Accountants will be binding and conclusive on Purchaser and Seller, and Seller and Purchaser will each bear the fees of the Resolving Accountants in such amounts as the Resolving Accountants’ determine relate to the extent to which each of Seller and Purchaser was correct or incorrect as to the dispute.

Section 2.2. Excluded Assets. Seller is not selling, conveying, transferring, assigning, or delivering, or assigning any rights whatsoever to the Excluded Assets to Purchaser, and Purchaser is not purchasing, taking delivery of or acquiring any rights whatsoever to the Excluded Assets from Seller.

Section 2.3. Assumed Liabilities. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Purchaser shall assume and agree to pay, perform or otherwise discharge, in accordance with their respective terms and subject to the respective conditions thereof, only the following Liabilities (collectively, the “Assumed Liabilities”):

(a) Any Liability arising on or after the Closing under any Assumed Contract (other than any Liability arising out of or relating to a breach of such Assumed Contract where the breach or the facts and circumstances of such breach occurred prior to the Closing and whether or not the Liability arose prior to or after the Closing);

(b) Any Liability arising out of the conduct of the Product Business by Purchaser after the Closing, including any Liabilities and obligations arising out of or resulting from product liability claims for a Product but only with respect to Products which are sold by Purchaser after the Closing and not including any Liabilities relating to any circumstances and facts which occurred prior to the Closing whether or not the Liability arose prior to or after the Closing);

(c) Any Liability arising after the Closing for Taxes imposed with respect to the Product Business or the Purchased Assets that are attributable to the ownership, sale, operation or use of the Product Business or the Purchased Assets following the Closing Date and are not related to any facts or circumstances that occurred prior to, but where the Liability arose after, the Closing);

(d) Property Taxes and Transfer Taxes to the extent specifically allocated to Purchaser pursuant to Section 8.7; and

(e) Any other Liability specifically set forth on Schedule 2.3(e) hereto.

(f) For the avoidance of doubt, the Parties acknowledge that in no event shall the provisions of this Section 2.3 be construed to limit Purchaser’s obligations under Article IX.

Section 2.4. Excluded Liabilities.

(a) Other than the Assumed Liabilities, or as specifically provided in the Transaction Documents, Purchaser shall not be responsible for, assume, or be obligated to pay, perform or otherwise discharge any Liabilities or obligations of Seller, whether or not related to the Product Business (collectively, the “Excluded Liabilities”), which Excluded Liabilities shall include (i) any obligation or Liability of Seller created as a result of this Agreement, (ii) any Liability relating to Products sold prior to the Closing Date or the operation of the Product Business prior to the Closing Date (including any Liability arising out of or relating to Products sold prior to the Closing Date where the facts and circumstances of the Liability occurred prior to the Closing and where the claim was made after the Closing), (iii) those items set forth on Schedule 2.4(a), and (iv) all liabilities with respect to any Taxes owed by Seller, including any liability of Seller for the Taxes of any other Person under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee, or as a result of a Tax sharing or similar agreement, and Taxes otherwise imposed with respect to the Product Business or the Purchased Assets that are attributable to the ownership, sale, operation or use of the Product Business or the Purchased Assets on or prior to the Closing Date. For the avoidance of doubt, the Parties acknowledge that in no event shall the provisions of this Section 2.4 be construed to limit Seller’s obligations under Article IX.

(b) Other than as provided in the Transaction Documents, Seller shall not be responsible for, assume, or be obligated to pay, perform or otherwise discharge any obligations or liabilities of Purchaser. The Parties acknowledge that in no event shall the foregoing sentence be construed to limit Seller’s obligations under Article IX.

Section 2.5. Closing Date. Unless this Agreement shall have been terminated pursuant to Article VII, the consummation of the transactions contemplated by Section 2.1 (the “Closing”) shall take place at the New York or Florida office of Purchaser at 10:00 a.m., EST, and in such other places as are necessary to effect the transactions to be consummated at the Closing, on the fifth (5th) Business Day immediately following the satisfaction or, to the extent permitted, waiver of all of the conditions in Article VII (other than those conditions which by their nature are to be satisfied or, to the extent permitted, waived at the Closing but subject to the satisfaction or, to the extent permitted, waiver of such conditions), or at such other time, date and place as shall be determined by mutual agreement of the Parties (such date of the Closing being herein referred to as the “Closing Date”). The Closing shall be deemed to have become effective as of 12:00 a.m., CST on the Closing Date.

Section 2.6. Purchaser Obligations. At the Closing, Purchaser shall (i) deliver to Seller the Closing Cash Payment and (ii) execute and deliver to Seller the following:

(a) the Bills of Sale;

(b) the Assignment and Assumption Agreements;

(c) the Domain Name Assignment Agreement;

(d) the Pernix Supply Agreement;

(e) the Pharmacovigilance Agreement;

(f) the Trademark Assignment Agreement;

(g) the Transition Service and Technology Transfer Agreement;

(h) the Notes;

(i) the certificate required by Section 7.3(a) and Section 7.3(b);

(j) its acknowledgments to and acceptances of the consents and waivers of the CMOs, as described in Section 7.2(e) hereof; and

(k) such other documents and instruments (other than agreements with Third Parties) as Seller may reasonably request to consummate the transactions described in Section 2.1; provided that Seller shall have made such request for such document no less than five (5) days prior to the Closing.

Section 2.7. Seller Obligations. At the Closing, Seller shall execute and deliver to Purchaser, the following:

(a) the Bills of Sale;

(b) the Assignment and Assumption Agreements;

(c) the Domain Name Assignment Agreement;

(d) the Pernix Supply Agreement;

(e) the Pharmacovigilance Agreement;

(f) the Trademark Assignment Agreement;

(g) the Transition Service and Technology Transfer Agreement;

(h) the certificate required by Section 7.2(a) and Section 7.2(b);

(i) a confirmation receipt reflecting receipt of the Closing Cash Payment;

(j) the consents and waivers of the CMOs, as described in Section 7.2(e) hereof;

(k) the Closing Date Inventory Statement;

(l) the Closing Date Purchase Order Statement; and

(m) such other documents and instruments (other than agreements with Third Parties) as Purchaser may reasonably request to consummate the transactions described in Section 2.1; provided that Purchaser shall have made such request for such document no less than five (5) days prior to the Closing.

Section 2.8. Allocation of Purchase Price.

(a)  Seller and Purchaser shall allocate the Purchase Price (and Assumed Liabilities, to the extent properly taken into account under the Code) among the Purchased Assets for tax purposes in accordance with Section 1060 of the Code and the Treasury Regulations promulgated thereunder (and any similar provisions of state, local or foreign law, as appropriate). A draft allocation schedule, substantially in the form attached hereto as Exhibit J, shall initially be prepared by Purchaser and delivered to Seller not later than thirty (30) days after the Closing Date for Seller's review and comment. The Seller will be deemed to have accepted such allocation unless it provides written notice of disagreement to Purchaser within ten (10) days after the receipt of the draft allocation schedule. If Seller provides timely written notice of disagreement to Purchaser, Seller and Purchaser shall work in good faith to resolve any disputes relating to the draft allocation schedule (such allocation schedule as finally agreed to by Purchaser and Seller, the “Allocation Schedule”). If, within thirty (30) days after Purchaser receives Seller’s notice of disagreement, the parties have not reached agreement, Seller and Purchaser shall jointly appoint a nationally recognized accounting firm agreed to by the parties (and, if the parties are unable to agree, the New York office of PriceWaterhouseCoopers) (the “Accountant”) to whom the parties shall submit the dispute for resolution, which resolution shall be final, conclusive and binding on the parties. Notwithstanding anything in this Agreement to the contrary, the fees and expenses of the Accountant in resolving this dispute shall be borne equally by Seller and Purchaser. Not later than thirty (30) days prior to the filing of their respective Internal Revenue Service Forms 8594 (Asset Acquisition Statement under Section 1060 of the Code) relating to this transaction, each party shall deliver to the other party a copy of its Internal Revenue Service Form 8594.

(b) The Allocation Schedule shall be revised as mutually agreed by Purchaser and Seller to reflect any adjustment to the Purchase Price pursuant to the provisions of this Agreement. The Allocation Schedule shall be binding upon Purchaser and Seller. Purchaser and Seller shall prepare all financial statements and file all Tax Returns (including an Internal Revenue Service Form 8594 with their respective United States federal income Tax Return for the taxable year that includes the date of the Closing) with respect to the transactions contemplated by this Agreement consistently with the Allocation Schedule and any adjustments thereto, unless otherwise required by Applicable Law. Neither Purchaser nor Seller shall take any position (whether in any Tax audit, Tax review or Tax litigation relating thereto, or otherwise) that is inconsistent with the Allocation Schedule unless required to do so by Applicable Law.

Section 2.9. Assignability and Consents. Notwithstanding anything to the contrary contained in this Agreement, but subject to Section 7.2, if the sale, assignment, transfer, conveyance or delivery or attempted sale, assignment, transfer, conveyance or delivery to Purchaser of any Purchased Assets (i) is prohibited by any Applicable Law or (ii) would require any consents, waivers, approvals or authorizations of a Third Party or Governmental Authority (a “Consent”) and such Consents shall not have been obtained prior to the Closing and an attempted assignment thereof without such Consent would constitute a breach thereof, then in either case, the Closing will proceed without the sale, assignment, transfer, conveyance or delivery of such Purchased Assets and this Agreement shall not constitute an agreement for the sale, assignment, transfer, conveyance or delivery of such Purchased Asset. In the event that the Closing proceeds without the sale, assignment, transfer, conveyance or delivery of any such Purchased Asset, then following the Closing, the Parties shall use their commercially reasonable efforts, and cooperate with each other, to obtain promptly such Consents; provided, however, that no Party shall be required to pay any consideration to obtain any such Consent. Pending receipt of such Consents, the Parties shall cooperate with each other in any mutually agreeable, reasonable and lawful arrangements designed to provide to Purchaser the benefits of and the obligations associated with use of such Purchased Asset that it would have obtained or been subject to had the asset been conveyed to Purchaser at the Closing. To the extent that Purchaser is provided the benefits pursuant to this Section 2.9 of any Assumed Contract, Purchaser shall (x) perform for the benefit of the other parties thereto the obligations of Seller or any Affiliate of Seller thereunder, which arise after the Closing, and (y) shall satisfy any related Liabilities with respect to such Assumed Contract that, but for the lack of a Consent to assign such obligations or Liabilities to Purchaser, would be Assumed Liabilities. Once Consent for the sale, assignment, transfer, conveyance or delivery of any such Purchased Asset not sold, assigned, transferred, conveyed or delivered at the Closing is obtained or given, Seller shall promptly assign, transfer, convey and deliver such Purchased Asset to Purchaser at no additional cost to Purchaser.

Section 2.10. License Grant. To the extent Seller has any Know-How necessary to obtain regulatory approval of the abbreviated new drug applications that are clearly indicated on Schedule 1.1(k) as pending and that is not included in the Purchased Assets, Seller hereby grants Purchaser, on Seller’s behalf and on behalf of any applicable Affiliate, a non-exclusive, royalty-free, Territory-wide sublicenseable license to use such Know-How.

ARTICLE III.
REPRESENTATIONS AND WARRANTIES OF SELLER

Pernix and Cypress, jointly and severally, represent and warrant to Purchaser as of the date hereof, but subject to such exceptions as are specifically disclosed in the disclosure schedule referencing the appropriate Sections hereof (unless the applicability and relevance of the disclosure to another representation or warranty is readily apparent on the face of such disclosure, in which case such disclosure shall also apply to such other representations or warranty) supplied by Seller and dated as of the date hereof (the “Seller Disclosure Schedule”), as follows:

Section 3.1. Organization and Authority. Pernix is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland. Cypress is a corporation duly organized, validly existing and in good standing under the laws of the State of Mississippi. Each of Pernix and Cypress has all requisite corporate power and corporate authority, and has taken all actions necessary, to execute and deliver the Transaction Documents, and the transactions contemplated thereby, and effect the transactions contemplated thereby and has duly authorized the execution, delivery and performance of the Transaction Documents and transactions or documents contemplated thereby by all necessary corporate action. Each of Pernix and Cypress has all requisite corporate power and corporate authority necessary to own its assets and carry on the Product Business as currently being conducted by it. The Transaction Documents will be upon the Closing, the valid and legally binding obligations of Pernix and Cypress, enforceable against them in accordance with their terms, subject to applicable bankruptcy moratorium, reorganization, insolvency and similar laws of general application relating to or affecting the rights and remedies of creditors generally and to general equitable principles (regardless of whether in equity or at law).

Section 3.2. Purchased Assets; Title to Purchased Assets.

(a) Except as set forth on Section 3.2(a) of the Seller Disclosure Schedule, the Purchased Assets collectively constitute all of the material properties, rights, titles, interests and other tangible and intangible assets owned by Sellers and/or any of its Affiliates and used by Seller and/or any of Seller’s Affiliates necessary to conduct the Product Business consistent with past practice.

(b) Except as set forth on Section 3.2(b) of the Seller Disclosure Schedule, Cypress and/or Pernix, as the case may be, has good and marketable title to the Purchased Assets owned by Cypress and/or Pernix, as the case may, be free and clear of any Encumbrances, except for the Permitted Encumbrances. Except as set forth on Section 3.2(b) of the Seller Disclosure Schedule, Seller has not received any notice of any adverse claims of ownership to the Purchased Assets owned by Cypress and/or Pernix, as the case may be, and to Seller’s Knowledge, no facts or circumstances exist which would provide a reasonable basis for any such adverse claim of ownership of any of the Purchased Assets owned by Cypress and/or Pernix, as the case may be. Upon delivery to Purchaser at the Closing of the Ancillary Agreements, Seller will thereby sell, transfer, convey and assign to Purchaser good and marketable title to the Purchased Assets, free and clear of all Encumbrances other than Permitted Encumbrances, subject to the terms and conditions of this Agreement.

Section 3.3. Consents; Non-Contravention.

(a) Except for all filings and other actions contemplated by the Transaction Documents (including the necessary transfer of filings, notices and approvals required to transfer the Regulatory Approvals from Seller to Purchaser), the execution, delivery and performance by Seller of the Transaction Documents and the consummation by Seller of the transactions contemplated thereby will not require any notice to, filing with, or the consent, approval or authorization of, any Person or Governmental Authority.

(b) Except as set forth on Section 3.3(b) of the Seller Disclosure Schedule, neither the execution and delivery of the Transaction Documents nor the consummation of the transactions contemplated thereby will (i) violate or result in a breach or result in the acceleration or termination of, or the creation in any Third Party of the right to accelerate, terminate, modify or cancel, any Assumed Contract, (ii) conflict with, violate or result in a breach of any provision of the certificate of incorporation, or by-laws of Seller, (iii) conflict with or violate in any material respect Applicable Law, or (iv) conflict with, violate or result in a breach of any material agreement, instrument or arrangement to which Seller is subject, including any agreement affecting Seller’s ownership of, or ability to assign, the Product Intellectual Property.

Section 3.4. Regulatory Approvals.

(a) Schedule 1.1(k) sets forth a complete and correct list of all Regulatory Approvals. Seller has provided to Purchaser complete and correct copies of the Regulatory Approvals or Purchaser has had access to such copies of the Regulatory Approvals.

(b) Seller is in material compliance with all of the Regulatory Approvals listed on Schedule 1.1(k), and, since August 1, 2012, Seller has not received any written or oral notification or other communication from any Third Party with respect to any alleged or possible violation with respect to any such Regulatory Approvals, and to Seller’s Knowledge, there are no facts or circumstances that would form a reasonable basis for any such violation.

(c) Except as set forth on Section 3.4(c) of the Seller Disclosure Schedule, the Regulatory Approvals are in full force and effect and have been duly and validly issued. Except as set forth on Section 3.4(c) of the Seller Disclosure Schedule, the U.S. Regulatory Approvals are in good standing, have not been revoked, rescinded, amended or modified, and, to Seller’s Knowledge, no event has occurred or written or oral notification or other communication been received by Seller from the FDA or other Governmental Authority, a notified body or any other party that would materially adversely affect or otherwise jeopardize the FDA approval status of the Products. To the Knowledge of Seller, no applications made or other materials submitted by Seller to the FDA or other Governmental Authority or a notified body with respect to the Products contained an untrue statement of material fact when submitted, or omitted to state a material fact when submitted which was required to be stated therein or necessary in order to make the statements contained therein, in light of the circumstances under which they were made, not misleading.

(d) The Regulatory Approval files of Seller have been maintained in accordance with reasonable industry standards. Seller has in its possession or control, or has access to, copies of all the material documentation filed in connection with filings made by Seller for Regulatory Approval of the Products, including the substantially complete regulatory chronology for each Regulatory Approval (if applicable) and Seller will, to the extent any such materials are not delivered pursuant to the terms of this Agreement, upon request of Purchaser make such materials available for review and copying by Purchaser and its representatives.

Section 3.5. Compliance with Applicable Laws and Litigation.

(a) Except with respect to any matter relating to or arising from Regulatory Approvals (which are addressed in Section 3.4 and Section 3.15), with respect to the Products, the Product Business, the Purchased Assets and the Assumed Liabilities, Seller is in material compliance with all Applicable Laws.

(b) Except with respect to routine administrative proceedings conducted with respect to Regulatory Approvals conducted in the Seller’s ordinary and usual course of conduct of the Product Business or as set forth on Section 3.5(b) of the Seller Disclosure Schedule, there are no Proceedings, including any action or investigation (formal or informal) by the U.S. Department of Justice, Office of the Inspector General, or any Governmental Authority, existing, pending, or to the Knowledge of Seller, threatened against or affecting Seller, with respect to the Products, the Product Business, the Purchased Assets or the Assumed Liabilities or with respect to this Agreement or the transactions contemplated hereby, and there are no Proceedings pending in which Seller is the plaintiff or claimant and which relate to the conduct of Seller with respect to the Purchased Assets or the Product Business prior to the Closing Date. Seller is not subject to any Proceedings, nor, to the Knowledge of Seller, are any Proceedings threatened, which, in any such case, that would reasonably be expected to impair or delay its ability to perform its obligations under this Agreement.

Section 3.6. No Material Adverse Change.

(a) Except as set forth on Section 3.6(a) of the Seller Disclosure Schedule, since August 1, 2012, there has been no Material Adverse Effect on the Product Business or the Purchased Assets; (b) there has been no damage or impairment to, or destruction or loss of, the Purchased Assets, that had or would reasonably be expected to have a Material Adverse Effect on the Product Business or the Purchased Assets; (c) there has been no sale, assignment, transfer or Encumbrance of the Purchased Assets outside the ordinary course of business; and (d) there has been no change in the contingent obligations of Seller by way of guaranty, endorsement, indemnity, warranty or otherwise that would reasonably be expected to have a Material Adverse Effect.

(b) Since August 1, 2012, Seller has (i) continued and conducted the Product Business in Seller’s ordinary and usual course of business, and (ii) to the Knowledge of Seller maintained its relationships with suppliers, distributors, Customers and others having material business relationships with Seller related to the Product Business.

Section 3.7. Assumed Contracts.

(a) Schedule 1.1(a) sets forth a complete and correct list of all Assumed Contracts. Except as set forth in Section 3.7(a) of the Seller Disclosure Schedule, the Assumed Contracts constitute all of the contracts to which Seller or any of its Affiliates is a party or is otherwise bound and that are material to or otherwise relate solely or primarily to the Purchased Assets and/or the Product Business. Seller has delivered to or made available to Purchaser true and complete copies of all such Assumed Contracts and these copies include all terms agreed to between the respective parties. To the extent that an Assumed Contract was made orally or by correspondence (for example emails between the contract parties), Seller has provided to Purchaser a true and substantially complete summary of such oral agreements and/or correspondence outlining all rights and obligations of the parties thereto. All such Assumed Contracts are, as to Seller (and, as to the other parties thereto, to the Knowledge of Seller), legal, valid and binding agreements in full force and effect and enforceable in accordance with their respective terms (subject to applicable bankruptcy moratorium, reorganization, insolvency and similar laws of general application relating to or affecting the rights and remedies of creditors generally and to general equitable principles (regardless of whether in equity or at law)) and, subject to Section 2.9, may be transferred to the Purchaser pursuant to this Agreement and, as of the Closing Date and subject to the provisions of each such Assumed Contract, will continue in full force and effect in each case without the consent, approval, or act, or the making of any filing with, any other party thereto.

(b) Seller is not in material breach or default, and no event has occurred that with notice or lapse of time would constitute a material breach or default by Seller permitting termination, modification, or acceleration, under any Assumed Contract. To the actual knowledge of Seller, no other party to any Assumed Contract is in material breach or default under, or has repudiated any material provision of, any Assumed Contract, and, to the actual knowledge of Seller, no event has occurred and no condition or state or facts currently exists which, with time or the giving of notice, or both, would constitute such a material default or breach by such other party.

(c) Except as set forth in Section 3.7(c) of the Seller Disclosure Schedule, there are no deferred payment obligations of Seller under an Assumed Contract from the time prior to the Agreement Date, and as of the Closing Date, that are unpaid and remain due after the consummation of the transactions contemplated by this Agreement.

Section 3.8. Inventory, CMO Purchase Orders and Returns.

(a) Schedule 1.1(j) sets forth a complete and correct list of the Inventory as of a date no earlier than two (2) Business Days prior to the Agreement Date, as the same will be revised by the Closing Date Inventory Statement. The Inventory has been produced or manufactured in accordance with all Applicable Law and Regulatory Approvals.

(b) For the twelve (12) months preceding the Agreement Date, Seller has not (i) materially altered its distribution practices or terms with respect to the Products, or (ii) materially altered its activities and practices with respect to inventory levels of the Products maintained at the wholesale, chain, institutional or retail levels in any material respect.

(c) As of the date of this Agreement, and as of the date of the Closing, Seller shall have at least Inventory for each Product at the levels set forth on Section 3.8(c) of the Seller Disclosure Schedule as Inventory on hand (in the warehouse) or under CMO Purchase Order for delivery within no more than five (5) Business Days after Closing.

(d) Section 3.8(d) of the Seller Disclosure Schedule sets forth, on a monthly basis, the returns other than third party returns (i.e. returns not made directly from Seller's retail and wholesale customers) of the Products for the one year period ended March 31, 2013, as the same will be revised as of the day prior to the Closing Date other than third party returns (i.e. returns not made directly from Seller's retail and wholesale customers.

(e) All Inventory included in the Purchased Assets shall be fully paid for and in good and saleable condition with at least fifteen (15) months expiration dating remaining and shall be in compliance in all material respects with all Applicable Laws applicable to its manufacture, labeling and storage.

Section 3.9. Tax Matters.

(a) There are no Encumbrances for Taxes on any of the Purchased Assets other than Permitted Encumbrances (within the meaning of clause (i) of such definition).

(b) Seller has timely filed all Tax Returns that were required to be filed relating to the Product Business or the Purchased Assets and has paid all Taxes shown thereon as owing, where the failure to file Tax Returns or to pay Taxes would not have a Material Adverse Effect.

(c) Except as disclosed on Section 3.9(c) of the Seller Disclosure Schedule, there are no federal, state, local or foreign audits, suits, proceedings, claims or administrative proceedings or, to the Knowledge of Seller, investigations pending or ongoing against Seller for Taxes of Seller relating to the Product Business or the Purchased Assets or any Tax Returns of Seller relating to the Product Business or the Purchased Assets that could result in (i) a material Encumbrance on the Purchased Assets or (ii) material Taxes for which the Purchaser Indemnified Parties may be liable.

(d) Seller has not received any written ruling concerning Taxes of Seller with respect to the Product Business or the Purchased Assets from any taxing authority.

(e) Except as disclosed on Section 3.9(e) of the Seller Disclosure Schedule, since August 1, 2012 no jurisdiction where Seller does not file a Tax Return has made a claim in writing that Seller is required to file a Tax Return relating to the Product Business or the Purchased Assets for such jurisdiction or that any Taxes relating to the Product Business of the Purchased Assets are due as a result of doing any business in such jurisdiction, except where the failure to file such Tax Return would not have a Material Adverse Effect.

Section 3.10. Intellectual Property.

(a) Seller is the owner or licensee of all right, title and interest in and to, or otherwise has the right to use, the Product Intellectual Property, free and clear of any Encumbrance, except for the Permitted Encumbrances; Seller has the full and unrestricted right, power and authority to grant, convey, transfer and assign to Purchaser all of Seller’s (and any of its Affiliates’) right, title and interest in and to the Product Intellectual Property; and Seller’s grant, conveyance, transfer and assignment to Purchaser of all of Seller’s (and any of its Affiliates’) right, title and interest in and to the Product Intellectual Property will not violate or breach any Assumed Contract.

(b) Schedule 1.1(g) sets forth a true and complete list of all Product Intellectual Property, and Schedule 1.1(g) sets forth a true and complete list of all Assumed Contracts through which the Seller (and any of its Affiliates) has obtained rights to any Product Intellectual Property.

(c) None of the Product Patents is involved in any Proceeding (including any Proceeding challenging the ownership, right to use, validity, enforceability, and/or any allegation of infringement, of any of the Product Patents (and whether under the Hatch Waxman Act, the Biologics Price Competition and Innovation Act, or other Applicable Law)). To the Knowledge of Seller, no inequitable conduct (i.e., any conduct that would be in violation of 37 C.F.R. §1.56, or its foreign equivalent, if applicable) was committed in the prosecution of any of the Product Patents owned by Seller.

(d) Except as set forth in Section 3.10(d) of the Seller Disclosure Schedule, to the Knowledge of Seller, none of the Product Trademarks, Product Copyrights or Product Domain Names is involved in any Proceeding.

(e) To the Knowledge of Seller, all maintenance fees, annuity fees or renewal fee payments have been timely paid, as and if applicable, for each of the Product Patents, Product Trademarks, Product Copyrights and Product Domain Names owned by the Seller.

(f) Except as set forth in Section 3.10(f) of the Seller Disclosure Schedule, there are no pending or, to the Knowledge of Seller, threatened Proceedings (i) based upon, challenging, or seeking to deny or restrict, the Seller’s (or, as applicable, any of its Affiliates’) use of any of the Product Intellectual Property, and/or (ii) alleging that the manufacture, use, sale, offer for sale, import, or export of the Products by Seller (or, as applicable, by any of its Affiliates), or the operation of the Product Business, infringes the rights of any Third Party in and to any Intellectual Property.

(g) To the Knowledge of Seller, no Third Party is engaging in any activity that infringes or misappropriates the Product Intellectual Property. Neither Seller nor its Affiliates has received any notice from any Third Party, under either the Hatch Waxman Act or the Biologics Price Competition and Innovation Act, asserting any position of non-infringement, invalidity or unenforceability of any of the Product Patents.

(h) Seller has taken all action reasonable and commensurate with industry best practices to protect, preserve and maintain the secrecy, confidentiality and value of the Product Trade Secrets and the Product Know-How

(i) To the Knowledge of Seller, no former or current employees and/or contractors of Seller or its Affiliates own, hold or possess, in their individual or any other capacities, any right, title or interest in and to any of the Product Intellectual Property.

(j) Except as set forth in Section 3.10(j) of the Seller Disclosure Schedule, neither Seller nor any of its Affiliates has licensed, granted, conveyed, transferred or assigned to any Third Party any right, title or interest in and to the Products, any of the Product Intellectual Property and/or the Product Business.

(k) Seller has advised Purchaser of all challenges and potential challenges involving Third Party IP Rights regarding the Products.

Section 3.11. Product Records. All material Product Records have been made available by Seller to Purchaser for examination and copying, and all Product Records (other than financial information pertaining to periods prior to January 1, 2013) are complete and correct in all material respects and have been maintained in accordance with reasonable industry standards.

Section 3.12. Brokers, Finders, etc. Other than VelocityHealth Securities, Inc., whose fees, commission and expenses are the responsibility of Seller and Purchaser in accordance with their respective agreements with VelocityHealth Securities, Inc., Seller has not employed any broker, finder, consultant or other intermediary in connection with the transactions contemplated by the Transaction Documents who would have a valid claim for a fee or commission from Purchaser in connection with such transactions by reason of any action taken by or on behalf of Seller.

Section 3.13. Financial Statements. Section 3.13 of the Seller Disclosure Schedule sets forth a copy of certain financial data for the periods sets forth therein related to (i) sales of the Products, (ii) sales prices of the Products, (iii) representative returns and allowances pertaining to the Products (using a blended rate of all of Cypress’ generics products in total as a sum as set forth on Section 3.13 of the Seller Disclosure Schedule), and (iv) cost of goods (including the costs of the active pharmaceutical ingredients) to Cypress (collectively, the “Financial Data”). The Financial Data was prepared by Seller in good faith from the Product Records, and fairly present, in all material respects, the financial condition and results of operations of the Product Business as of the date thereof and for the periods shown. At any given time since January 1, 2013, Seller did not sell to and load customers with inventory relating to the Products at materially higher-than-normal levels or offer special or hidden discounts or any other pricing adjustments which would have materially increased sales, or engage in any other activity which would have affected sales and profitability in a manner inconsistent with historical levels.

Section 3.14. Insurance. There are no material claims currently made against any of the insurance policies of Seller relating to the Products, the Product Business, no material impairment of the amounts of coverage required thereunder, and Seller has no Knowledge of any reasonable basis for any such claims. Seller has and will maintain sufficient product liability insurance after the Closing covering any Liability relating to Products sold prior to the Closing Date or the operation of the Product Business prior to the Closing Date (including claims where the Liability arose before the Closing and where the claim was made after the Closing).

Section 3.15. Regulatory Compliance. To the extent applicable to the Products in the Territory:

(a) To the Knowledge of Seller, the Products have been developed, labeled, stored, tested and distributed in compliance with all applicable requirements under the Federal Food Drug and Cosmetic Act 21 U.S.C. §§301 et. seq., its implementing regulations, and all similar Applicable Laws, including those relating to investigational use, premarket clearance and applications or abbreviated applications to market a new product, except for noncompliance which individually or in the aggregate would not reasonably be expected to have a Material Adverse Effect.

(b) To the Knowledge of Seller, all pre-clinical and clinical investigations conducted by or on behalf of Seller with respect to the Products have been, and are being, conducted in compliance with all applicable recommendations, policy, and guidance issued by the FDA, 21 C.F.R. Parts 50, 54, 56, 58 and 312 and all other Applicable Laws, including those with respect to good laboratory practices, investigational new drug requirements, good clinical practice requirements (including informed consent and institutional review boards designed to ensure the protection of the rights and welfare of human subjects), and federal and state laws restricting the use and disclosure of protected health information, including but not limited the Health Institute Portability and Accountability Act (“HIPAA”), and regulations related to HIPAA, except for noncompliance which individually or in the aggregate would not reasonably be expected to have a Material Adverse Effect.

(c) To the Knowledge of Seller, with respect to the Products (i) all manufacturing operations conducted for the benefit of Seller have been and are being conducted in compliance with the FDA’s current Good Manufacturing Practice regulations for drug products, including 21 C.F.R. Parts 210 and 211, and all similar Applicable Laws, including the Generic Drug User Fee Act (“GDUFDA”), 21 U.S.C. §379j-42, except for noncompliance which, individually or in the aggregate, would not have, or be reasonably likely to have, a Material Adverse Effect; and (ii) Seller is in compliance with all registration and listing requirements set forth in 21 U.S.C. §360 and 21 C.F.R. Part 207, and all similar Applicable Laws, except for noncompliance which individually or in the aggregate would not reasonably be expected to have a Material Adverse Effect.

(d) Since August 1, 2012, no Product has been recalled, suspended or discontinued as a result of any action by the FDA or any other foreign Governmental Authority within the Territory, by Seller or by any licensee, distributor or marketer of the Product, within the Territory, or, to the Knowledge of Seller, outside of the Territory.

(e) Except as set forth in Section 3.15(e) of the Seller Disclosure Schedule, since August 1, 2012, Seller has not received any notice or other communication from the FDA or any other Governmental Authority alleging any violation of any Applicable Law applicable to any activity relating to the Product Business that is subject to the jurisdiction of FDA or any other Governmental Authority, nor has any Governmental Authority commenced, or threatened to initiate, any action to enjoin or place restrictions on the production of the Products.

(f) To the Knowledge of Seller, there are no facts, circumstances or conditions that would be sufficient to presently, or solely with the passage of time in the ordinary course of business, provide a reasonable basis for a recall, suspension or discontinuance of the Products.

(g) Seller is in compliance with 21 U.S.C. §355, 42 U.S.C. §262 and applicable FDA implementing regulations, including 21 C.F.R. Parts 312, 314, 600 and 601 and all similar Applicable Laws, except for any such failure or failures to be in compliance which individually or in the aggregate has not had and would not reasonably be expected to have a Material Adverse Effect. As to the Products, Seller and its officers, employees or agents have included in each applicable application, where required, the certification described in 21 U.S.C. §335a(k)(l) and each such certification was true, complete and correct in all material respects when made.

(h) With respect of the Products or of the Product Business, Seller has not committed any act, made any statement or failed to make any statement that would reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto, or any similar policy. Neither the Seller nor any of its officers, employees or agents has been convicted of any crime or engaged in any conduct with respect to the Product Business for which debarment is mandated by 21 U.S.C. §335a(a) or any similar Applicable Law or authorized by 21 U.S.C. §335a(b) or any similar Applicable Law.

(i) Seller has delivered to Purchaser or made available to Purchaser copies of all annual safety update reports prepared by Seller with respect to the Products.

(j) With respect to the Products which are under development by Seller or by a Third Party on behalf of Seller, except as set forth in Section 3.15(j) of the Seller Disclosure Schedule, as of the Agreement Date, and as the same will be revised as of the day prior to the Closing Date, to the Knowledge of Seller, there are no comments from, or demands or requests of, the Regulatory Authorities.

Section 3.16. No Other Warranties. Purchaser acknowledges that, except as expressly provided in the Transaction Documents, Seller has not made any other express or implied representation or warranty, either written or oral, and that Purchaser is not relying and has not relied on representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except for the representations and warranties provided in the Transaction Documents.

ARTICLE IV.
REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to Seller as follows:

Section 4.1. Organization and Authority. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of Florida. Purchaser has all requisite corporate power and authority to execute and deliver the Transaction Documents, and the transactions contemplated thereby, and effect the transactions contemplated thereby and has duly authorized the execution, delivery and performance of the Transaction Documents and transactions or documents contemplated thereby by all necessary corporate action. Purchaser has all requisite corporate power and authority necessary to carry on its business as is currently being conducted. The Transaction Documents will be upon the Closing, the valid and legally binding obligations of Purchaser, enforceable against it in accordance with their terms, subject to applicable bankruptcy moratorium, reorganization, insolvency and similar laws of general application relating to or affecting the rights and remedies of creditors generally and to general equitable principles (regardless of whether in equity or at law).

Section 4.2. Consents; No Violations.

(a) Except for all filings and other actions contemplated by the Transaction Documents (including the necessary transfer of filings, notices and approvals required to transfer the Regulatory Approvals from Seller to Purchaser), the execution, delivery and performance by Purchaser of the Transaction Documents and the consummation by Purchaser of the transactions contemplated thereby will not require any notice to, filing with, or the consent, approval or authorization of, any Person or Governmental Authority.

(b) Neither the execution and delivery of the Transaction Documents nor the consummation of the transactions contemplated thereby will (i) violate or result in a breach or result in the acceleration or termination of, or the creation in any Third Party of the right to accelerate, terminate, modify or cancel, any indenture, contract, lease, sublease, loan agreement, note or other obligation or liability to which Purchaser is a party or is bound, (ii) conflict with, violate or result in a breach of any provision of the organizational documents (including its certificate of incorporation and bylaws) of Purchaser, or (iii) conflict with or violate in any material respect Applicable Law.

Section 4.3. Brokers, Finders, etc. Other than VelocityHealth Securities, Inc., whose fees, commission and expenses are the responsibility of Seller and Purchaser in accordance with their respective agreements with VelocityHealth Securities, Inc. and The Chesapeake Group., whose fees, commission and expenses are the sole responsibility of Purchaser, Purchaser and its respective Affiliates have not employed any broker, finder, consultant or other intermediary in connection with the transactions contemplated by this Agreement and the Ancillary Agreements who would have a valid claim for a fee or commission from Seller in connection with such transactions by reason of any action taken by or on behalf of Purchaser.

Section 4.4. Financing. Purchaser will have funds sufficient to pay (i) the Closing Cash Payment on the Closing Date and (iii) the Deferred Payments, if and when applicable.

Section 4.5. Litigation. There are no lawsuits, claims or any civil, administrative or criminal actions, suits, or proceedings or governmental investigations existing, pending, or to the Knowledge of Purchaser, threatened, with respect to this Agreement or the transactions contemplated hereby. Purchaser is not subject to any decree or order of any Governmental Authority that would impair or delay its ability to perform its obligations under this Agreement or the Ancillary Agreements.

ARTICLE V.
COVENANTS OF SELLER PRIOR TO CLOSING

Section 5.1. Purchaser Access. Subject to Applicable Law and upon reasonable notice, Seller will, and will cause its Affiliates to, cooperate with the Purchaser and its authorized representatives (including legal counsel and independent accountants) to provide access at reasonable business hours prior to the Closing Date to the Product Records and will instruct its employees, counsel and other representatives to cooperate with the Purchaser in its investigation of the Purchased Assets; provided that any such access by the Purchaser shall not unreasonably interfere with the conduct of the business of Seller. On and after the Closing Date, Seller will afford the Purchaser and its authorized representatives (including legal counsel and independent accountants) reasonable access to its books of account, financial and other records, information, employees and auditors only to the extent necessary for the Purchaser to defend against, respond to or otherwise participate in any audit, investigation, dispute or litigation relating to the Purchased Assets; provided that any such access by the Purchaser shall not unreasonably interfere with the conduct of the business of Seller. The Purchaser will hold, and will use commercially reasonable efforts to cause its officers, directors, employees, accountants, counsel, consultants, advisors and agents to hold, in confidence, unless compelled to disclose by judicial or administrative process or by other requirements of Applicable Law, all confidential documents and information concerning Seller or the Products, Purchased Assets or the Product Business made available to it pursuant to this Section 5.1.

Section 5.2. Conduct of the Product Business Prior to Closing.

(a) Subject to Applicable Law or as contemplated by this Agreement or consented to in writing by the Purchaser, Seller shall, consistent with its conduct of the Product Business since January 1, 2013: (i) continue and conduct the Product Business in Seller’s ordinary and usual course of business, (ii) preserve intact the market for the Products and the goodwill associated with the Products and the Product Intellectual Property, (iii) preserve in full force and effect, and, other than in the ordinary course of business, not amend or alter, any Assumed Contract or any other Contracts that are material to the Product Business, (iv) not alter its marketing practices in respect of the Products in a manner intended to increase sales of Products prior to Closing, including the offering of incentives which are inconsistent with past practices, (v) sell the Products only in the ordinary course of business and at levels consistent with past practices for comparable periods of time and (vi) continue to maintain its relationships with suppliers, distributors, Customers and others having material business relationships with it related to the Product Business.

(b) Between the Agreement Date and the Closing, Seller shall maintain, at its cost, all Regulatory Approvals including (i) taking all actions, paying all fees and conducting all communication with the appropriate Governmental Authority required by Applicable Law in respect of the Regulatory Approvals, including preparing and filing all reports (including annual reports and adverse drug experience reports) with the appropriate Governmental or Regulatory Authority (whether a Product is sold before or after transfer of such Regulatory Approval) and responding to FDA deficiencies in connection with any Regulatory Approval, (ii) taking all actions and conducting all communication with third parties in respect of the Products sold pursuant to such Regulatory Approval (whether sold before or after transfer of such Regulatory Approval), including responding to all complaints in respect thereof, including complaints related to tampering or contamination, and (iii) investigating all complaints and adverse drug experiences in respect of the Products sold pursuant to such Regulatory Approval (whether sold before or after transfer of such Regulatory Approval), in each case, to the extent which is in the ordinary course of business during such period.

(c) Between the Agreement Date and the Closing, Seller shall not take any affirmative action which would reasonably be expected to (i) cause Seller to violate Section 5.1(a), or (ii) have a Material Adverse Effect on the Product Business, or with, respect to (i) or (ii), refrain from taking any action which would be reasonably be expected to prevent such an event.

Section 5.3. Notice of Default. Between the Agreement Date and the Closing, Seller shall promptly notify Purchaser in writing if Seller becomes aware of any fact or condition that constitutes a breach of a representation, warranty or covenant of Seller under this Agreement. Any such notice or disclosure shall not be deemed to amend or supplement Seller’s disclosure under Article III or any schedule hereto, or to correct or cure any misrepresentation, breach of warranty or breach of covenant.

Section 5.4. No Negotiation. Seller shall not, and shall direct its representatives not to, directly or indirectly, initiate, solicit or knowingly encourage any Acquisition Proposal, or furnish any information to any other Person with respect to, or agree to or otherwise enter into, any Acquisition Proposal. Seller shall promptly notify Purchaser after receipt of any Acquisition Proposal or any request for information relating to the Purchased Assets or the Product Business by any Person who has informed Seller or any of its representatives that such Person is considering making, or has made, an Acquisition Proposal (which notice shall identify the Person making, or considering making, such Acquisition Proposal and shall set forth the material terms of any Acquisition Proposal received), and Seller shall keep Purchaser informed in reasonable detail of the terms, status and other pertinent details of any such Acquisition Proposal or request. Seller shall, and shall direct its representatives to, discontinue any solicitation efforts or negotiations with respect to or in furtherance of any Acquisition Proposal.

Section 5.5. Commercially Reasonable Efforts. Seller shall use commercially reasonable efforts to cause the conditions in Section 7.1 and 7.2 to be satisfied.

Section 5.6. Notice of Government Investigations. Between the Agreement Date and the Closing, Seller shall promptly notify Purchaser in writing if Seller has received any written or oral notice from the U.S. Department of Justice, the Office of the Inspector General or any other Governmental Authority that such Governmental Authority has commenced, threatened or intends to commence any action or investigation with respect to the Product Business.

Section 5.7. Assistance. Seller shall use commercially reasonable efforts to assist Purchaser that the matters set forth on Schedule 5.7 are satisfied as set forth on Schedule 5.7 and assist, where requested by Purchaser, with the amendments of the Assumed Contracts.

ARTICLE VI.
COVENANTS OF PURCHASER PRIOR TO CLOSING

Section 6.1. Notice of Default. Between the Agreement Date and the Closing, Purchaser, shall promptly notify Seller in writing if Purchaser becomes aware of any fact or condition that constitutes a breach of a representation, warranty or covenant of Purchaser under this Agreement. Any such notice or disclosure shall not be deemed to amend or supplement Purchaser’s disclosure under Article IV or any schedule hereto, or to correct or cure any misrepresentation, breach of warranty or breach of covenant

Section 6.2. Commercially Reasonable Efforts by Purchaser. Purchaser shall use commercially reasonable efforts to cause the conditions in Section 7.1 and 7.3 to be satisfied.

Section 6.3. Assistance. Purchaser shall use commercially reasonable efforts to assist Seller that the matters set forth on Schedule 5.7 are satisfied as set forth on Schedule 5.7.

ARTICLE VII.
CLOSING AND TERMINATION

Section 7.1. Conditions Precedent to Obligations of the Parties. The respective obligations of Purchaser and Seller to consummate the transactions contemplated by this Agreement on the Closing Date are subject to the satisfaction or waiver at or prior to the Closing Date of the following conditions:

(a) No Injunction. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Applicable Law which is in effect on the Closing Date which would, and no Proceeding by any Governmental Authority shall have been threatened against any of the Parties or any of the officers or directors of any of them seeking to, prohibit, enjoin or restrain the consummation of the transactions contemplated by this Agreement to occur on the Closing Date or otherwise making such transactions illegal.

(b) Regulatory Authorizations. All material consents of Governmental Authorities shall have been obtained and shall be in full force and effect.

Section 7.2. Conditions Precedent to Purchaser’s Obligations. Purchaser’s obligations to consummate the transactions contemplated by the Transaction Documents shall be subject to the fulfillment of each of the following additional conditions, any one or more of which may be waived, at Purchaser’s sole discretion, in writing by the Purchaser:

(a) Representations and Warranties. The representations and warranties of Seller in Article III (i) shall have been accurate in all material respects on the Agreement Date and (ii) shall be accurate in all material respects on the Closing Date as if made on the Closing Date (except to the extent that any such representation or warranty is made as of a specified date, in which case such representation or warranty shall be accurate in all material respects as of such date), and Purchaser shall have received a certificate signed on behalf of Seller by an authorized officer of Seller to such effect.

(b) Performance. Seller shall have performed and complied in all material respects with all covenants contained in this Agreement that are required to be performed or complied with by it on or prior to the Closing, and Purchaser shall have received a certificate signed on behalf of Seller by an authorized officer of Seller to such effect.

(c) Removal of Liens. The liens listed on Section 3.2(b) of the Seller Disclosure Schedule in favor of MidCap Financial, LLC in accordance with that certain Amended and Restated MidCap Credit Agreement, dated May 8, 2013, by and between Pernix, Cypress, Macoven Pharmaceuticals, LLC, Pernix Manufacturing, LLC, Pernix Therapeutics, LLC, GTA GP, Inc., GTA LP, Inc., Gaine, Inc., Respicopea, Inc., Hawthorn Pharmaceuticals, Inc. and Pernix Sleep, as borrowers, and MidCap Financial, LLC, as administrative agent and lender, and additional lenders from time to time party thereto have been released and removed with respect to the Purchased Assets before the Closing.

(d)  No Material Adverse Effect. Since the date of this Agreement, no Material Adverse Effect shall have occurred and be continuing.

(e) Assumed Contracts. To the extent required under any Assumed Contract (Schedule 1.1(a) shall identify any such Assumed Contact), each Third Party to such Assumed Contract shall have consented in writing to the assignment of its respective Assumed Contract to Purchaser, substantially in the form attached hereto as Exhibit K.

(f) Closing Documents. Purchaser shall have received the documents set forth in Sections 2.7(a) - (m). Such documents shall have been executed by the parties thereto and shall be in full force and effect.

Section 7.3. Conditions Precedent to Seller’s Obligations. Seller’s obligation to consummate the transactions contemplated hereby shall be subject to the fulfillment of each of the following additional conditions, any one or more of which may be waived, at Seller’s sole discretion, in writing by Seller:

(a) Representations and Warranties. The representations and warranties of Purchaser, contained in this Agreement shall have been accurate in all material respects on the date of this Agreement and shall be accurate in all material respects as of the Closing Date as if made on and as of the Closing Date (except to the extent that any such representation or warranty is made as of a specified date, in which case such representation or warranty shall be accurate in all material respects as of such date) and Seller shall have received a certificate signed on behalf of Purchaser by an authorized officer of Purchaser to such effect.

(b) Performance. Purchaser shall have performed and complied in all material respects with all covenants contained in this Agreement that are required to be performed or complied with by them on or prior to the Closing, and Seller shall have received a certificate signed on behalf of Purchaser by an authorized officer of Purchaser to such effect

(c) Closing Documents. Purchaser shall have executed and delivered to Seller the documents set forth in Sections 2.6(a) - (k). Such documents shall have been executed by the parties thereto and shall be in full force and effect.

Section 7.4. Termination. This Agreement may be terminated:

(a) at any time before the Closing Date by mutual written consent of Purchaser and Pernix; or

(b) by Purchaser or Pernix, in writing, if the transactions contemplated hereby have not been consummated on or before September 16, 2013 (as such date may be extended pursuant to Section 10.6), provided that such failure is not due to the failure of the Party seeking to terminate this Agreement to comply in all material respects with its obligations under this Agreement, including the failure of the Party seeking to terminate this Agreement to satisfy its closing conditions set forth in this Article VII.

Section 7.5. Procedure and Effect of Termination. Upon termination of this Agreement by Purchaser or Seller pursuant to Section 7.4, written notice thereof shall forthwith be given to the other Parties and this Agreement shall terminate, the transactions contemplated hereby shall be abandoned without further action by any of the Parties. Seller shall have the right to retain the Earnest Money Payment unless this Agreement is terminated in accordance with Section 7.4(b) because any of the closing conditions listed in Section 7.2(a) (Representation and Warranties), Section 7.2(b) (Performance), Section 7.2(c) (Removal of Liens) or Section 7.2(e) (Assumed Contracts) has not been fulfilled, in which case Seller shall return the Earnest Money Payment to Purchaser. Termination of this Agreement shall terminate all outstanding obligations and liabilities between the Parties arising from this Agreement except those described in: (i) this Section 7.5, Article IX, and Section 10.1; (ii) the Confidentiality Agreement; and (iii) any other provisions of this Agreement which by their nature are intended to survive any such termination.

ARTICLE VIII.
CERTAIN OTHER COVENANTS

Section 8.1. Product Returns, Rebates and Chargebacks. Product Returns, Commercial Rebates and Chargebacks are to be processed by the Parties in accordance with the provisions of the Transition Service and Technology Transfer Agreement.

Section 8.2. Necessary Efforts; No Inconsistent Action. Subject to the other terms and conditions of this Agreement, including the conditions set forth in Article VII, the Parties shall, and shall cause their respective Affiliates to, use their respective commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under Applicable Law to consummate and make effective the transactions contemplated by the Transaction Documents and to use their respective commercially reasonable efforts to cause the conditions to each Party’s obligation to close the transactions contemplated hereby as set forth in Article VII to be satisfied, including all actions necessary to obtain all Consents and all waivers or terminations of applicable waiting periods required for the satisfaction of the conditions set forth in Section 7.1(b), and all other Consents necessary in connection with the consummation of the transactions contemplated by the Ancillary Agreements; provided, however, that the foregoing provisions of this Section 8.2 shall not (i) require any Party to perform, satisfy or discharge any obligations of any other Party under this Agreement or otherwise or (ii) subject to the provisions of Section 2.9, require any Party or its Affiliates to expend any money other than for filing fees or expenses or de minimus costs or expenses or agree to any restrictions in order to obtain any Consents. The Parties shall cooperate fully with each other to the extent necessary in connection with the foregoing

Section 8.3. Public Disclosures. Unless otherwise required by Applicable Law, the rules and regulations of any stock exchange or quotation services on which such Party’s stock is traded or quoted, no news release or other public announcement pertaining to the transactions contemplated by this Agreement will be made by or on behalf of a Party or its Affiliates without the prior written approval of the other Party (which approval shall not be unreasonably withheld, conditioned or delayed). If in the judgment of any Party such a news release or public announcement is required by Applicable Law or the rules or regulations of any stock exchange on which such Party’s stock is traded, the Party intending to make such release or announcement shall to the extent practicable use commercially reasonable efforts to provide prior written notice to the other Party of the contents of such release or announcement and to allow the other Party reasonable time to comment on such release or announcement in advance of such issuance. Purchaser acknowledges that Pernix will disclose a summary of the transaction contemplated herein, including the Purchase Price, in, and file a copy of this Agreement as an exhibit to, its filings made with the United States Securities and Exchange Commission in accordance with Applicable Law.

Section 8.4. Transitional Trademark License.

(a) As of the Closing Date and for a period of up to twenty-four months (24) months after the Closing Date, Seller hereby grants to Purchaser (or its Affiliates responsible for operating the Product Business after Closing or any Third Party manufacturers utilized by Purchaser in connection with the Product Business after the Closing Date), and Purchaser hereby accepts, a non-exclusive, non-transferable, non-sublicensable (except with respect to such Third Party manufacturers or Purchaser’s Affiliates), royalty-free, paid-up, license in the Territory under the Seller Marks, for use solely in connection with (i) Purchaser’s sale of the Inventory in the Territory, and (ii) Purchaser’s use of the Promotional Materials existing as of the Closing Date and transferred to Purchaser as part of the Purchased Assets, and (iii) the labeling on the Products manufactured by or on behalf of Purchaser as of and after the Closing; provided, however, that such license is being granted solely for transitional purposes and Purchaser shall therefore, notwithstanding the time period provided for above, use its commercially reasonable efforts to as quickly as is reasonably possible cease its use of the Seller Marks after the Closing, but in no event later than twenty-four (24) months after the Closing Date.

(b) To the extent that Purchaser is utilizing the transitional trademark license set forth in Section 8.4(a), Purchaser shall not (i) add any marks to, or otherwise modify or alter, the Seller Marks as used in the Product Business as of the Closing Date (except as required by Applicable Law); (ii) change in any way the style of the Seller Marks as used in the Product Business as of the Closing Date; or (iii) otherwise use the Seller Marks in any manner other than as specifically provided in this Section 8.4.

(c) Purchaser acknowledges Seller’s ownership of the Seller Marks, shall do nothing inconsistent with such ownership, and agrees not to challenge Seller’s title to the Seller Marks. Nothing in this Agreement shall give Purchaser any right, title or interest in the Seller Marks other than the right to use the Seller Marks strictly in accordance with this Section 8.4. All use of the Seller Marks by Purchaser under this Section 8.4 shall conform to the standards followed by Seller in operating the Product Business prior to the Closing Date, and Seller shall have the right to review the standards used by Purchaser to operate the Product Business after the Closing Date to ensure Purchaser’s compliance with this requirement related to the Seller Marks.

(d) Purchaser shall not have the right to, and shall not, sublicense, assign, pledge, grant or otherwise encumber or transfer to any Third Party any rights licensed by Seller to Purchaser under Section 8.4(a) without Seller’s prior written consent. In addition to all other legal remedies, Seller shall be entitled to immediate injunctive relief in order to enforce the terms of this Section 8.4.

(e) Nothing in this Section 8.4, or any other provision of this Agreement or any provision of the Ancillary Agreements, shall grant the Purchaser any rights in any of Seller’s Internet domain names, registrations or applications for registration, or renewals thereof, registered in the United States or any other country or jurisdiction throughout the world, except as such Internet domain names, registrations or applications for registration, or renewals thereof are included as part of the Purchased Assets.

(f) Following the Closing, Purchaser shall promptly and at its own expense use commercially reasonable efforts to obtain such FDA approvals necessary for Purchaser Labeling for the Products to be manufactured after the Closing and, promptly comply with such FDA approvals upon receipt thereof.

Section 8.5. Customer Billing. In the event that Seller or any of its Affiliates receives payment after the Closing Date on invoices relating to the Product Business operated by the Purchaser or sales of products or services rendered by Purchaser on or after the Closing, Seller will promptly notify Purchaser of such receipt and will promptly remit, or will cause such Affiliate to promptly remit, such payment to Purchaser, and Seller, or such Affiliate, shall not be entitled to offset such payment against any payments due Seller from Purchaser. In the event Seller receives an invoice or request for payment relating to the operation of the Product Business on or after the Closing Date, or with respect to any Assumed Liability, Seller will promptly notify Purchaser of such request or invoice and forward the invoice and all other appropriate information to Purchaser for payment. In the event Purchaser or any of its Affiliates receive payment after the Closing Date on invoices issued by Seller relating to an Excluded Asset (such as Seller’s accounts receivable as of the Closing Date) or relating to product sold or services rendered by businesses other than the Product Business or the Purchased Assets, Purchaser will promptly notify Seller of such receipt and will promptly remit, or will cause such Affiliate to promptly remit, such payment to Seller without depositing such payment in an account of Purchaser, or such Affiliate, unless in error, and Purchaser, or such Affiliate, shall not be entitled to offset such payment against any payments due Purchaser from Seller.

Section 8.6. Cooperation.

(a) After the Agreement Date, the Parties shall cooperate reasonably with each other in connection with any reasonable actions required to be taken with respect to their respective obligations under this Agreement and the Ancillary Agreements, and shall (i) furnish upon reasonable request to each other such further information, and (ii) execute and deliver to each other such other reasonable documents, and (iii) do such other acts, all as the other Party may reasonably request for the purpose of carrying out the provisions of this Agreement (and the Ancillary Agreements) and the transactions contemplated hereby and thereby.

(b) The Parties will promptly notify each other in writing, of any event or fact which represents a material breach of any of their respective representations, warranties, covenants or agreements hereunder

(c) Not limiting the foregoing, from and after the Closing Date, subject to Applicable Law and upon reasonable notice, Purchaser will, and will cause its Affiliates to, cooperate with Seller and its authorized representatives (including legal counsel and independent accounts) to provide access at reasonable business hours (a) to the Product Records pertaining to Seller’s operation of the Product Business prior to the Closing Date for a period of three (3) years (or such longer period as shall be necessary with respect to any Tax period or other statutory period beginning prior to the Closing Date for which statute of limitations has not expired as of the end of such three-year period) and (b) to records relating to returns of Products after the Closing Date of Products sold prior to the Closing Date.

Section 8.7. Tax Matters.

(a) Seller and Purchaser shall provide reasonable cooperation and information to each other in connection with (i) the preparation or filing of any Tax Return, Tax election, Tax consent or certification, or any claim for a Tax refund, (ii) any determination of liability for Taxes and (iii) any audit, examination or other proceeding in respect of Taxes related to the Product Business. Seller and Purchaser shall make themselves (and their respective employees) reasonably available on a mutually convenient basis to provide an explanation of any documents or information provided under this Section 8.7(a). Each of Seller and Purchaser shall retain all Tax Returns, work papers and all material records or other documents in its possession (or in the possession of its Affiliates) relating to Tax matters of the Product Business for any taxable period that includes the Closing Date and for all prior taxable periods until the later of (i) the expiration of the statute of limitations of the taxable period to which such Tax Returns and other documents relate, without regard to extensions, or (ii) six (6) years following the due date (without extension) for such Tax Returns. Prior to the expiration of such time, if Seller or Purchaser desires to retain any such documents in the other’s possession (or in the possession of the other party’s Affiliates), such party desiring to retain such document shall give notice to the other party at least ninety (90) days’ prior to the later of (i) the expiration of the statute of limitations of the taxable period to which such Tax Returns and other documents relate, without regard to extensions, or (ii) six (6) years following the due date (without extension) for such Tax Returns, requesting that such other party remove and retain all or any part of the such documents (at such party’s request). Any information obtained under this Section 8.7(a) shall be kept confidential pursuant to Section 10.1, except as may be otherwise necessary in connection with the filing of Tax Returns, claims for a Tax refund or in conducting any audit, examination or other proceeding in respect of Taxes.

(b) Purchaser and Seller shall each be responsible for fifty percent (50%) of all sales, use, transfer, value added and other similar Taxes (the “Transfer Taxes”), if any, arising out of the transfer by Seller of the Purchased Assets to Purchaser pursuant to this Agreement, such Transfer Taxes to be paid when due, regardless of whether such Transfer Taxes are technically owed by Seller or Purchaser or any of their Affiliates. The party required by Applicable Law will file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes, fees and charges, and if required by Applicable Law, the other party will join in the execution of any such Tax Returns and other documentation. Notwithstanding the foregoing, Seller shall have no responsibility for, and Purchaser will be solely responsible for, any value added Tax payable in connection with the sale, assignment, transfer, conveyance and delivery to Purchaser of the Inventory identified on Schedule 1.1(j) and the Products under the CMO Purchase Orders pursuant to Section 2.1(c).

(c) Except as otherwise provided in Section 8.7(b) above relating to Transfer Taxes, Seller shall be responsible for and shall promptly pay when due all Taxes levied with respect to the Purchased Assets and Product Business attributable to the Pre-Closing Tax Period. All Taxes levied with respect to the Purchased Assets and Product Business for any Straddle Period shall be apportioned between the Pre-Closing Tax Period and the Post-Closing Tax Period, as follows:

(i) In the case of all real property, personal property, similar ad valorem Taxes and other Taxes which are not based upon or calculated in reference to gross or net receipts or income (collectively, “Property Taxes”) levied with respect to the Purchased Assets, such portion of the Property Taxes allocable to the Pre-Closing Tax Period shall be deemed to be the amount of such Property Taxes for the entire Straddle Period multiplied by a fraction the numerator of which is the number of days in the Tax period ending on the Closing Date and the denominator of which is the number of days in the entire Straddle Period. Similarly, the portion of Property Taxes allocable to the Post-Closing Tax Period shall be deemed to be the amount of such Property Taxes for the entire Straddle Period multiplied by a fraction the numerator of which is the number of days in the Tax period beginning on the date after the Closing Date and the denominator of which is the number of days in the entire Straddle Period. Seller shall be liable for the proportionate amount of such Property Taxes that is attributable to the Pre-Closing Tax Period, and Purchaser shall be liable for the proportionate amount of such Property Taxes that is attributable to the Post-Closing Tax Period.

(ii) In the case of any Tax based upon or related to income or receipts, the portion allocable to the Pre-Closing Tax Period shall be deemed equal to the amount which would be payable if the relevant Straddle Period ended on the Closing Date.

Upon receipt of any bill for such Taxes, Purchaser or Seller, as applicable, shall present a statement to the other setting forth the amount of reimbursement to which each is entitled under this Section 8.7(c) together with such supporting evidence as is reasonably necessary to calculate the proration amount. The proration amount shall be paid by the party owing it to the other within ten (10) days after delivery of such statement. In the event that Purchaser or Seller shall make any payment for which it is entitled to reimbursement under this Section 8.7(c), the applicable party shall make such reimbursement promptly but in no event later than ten (10) days after the presentation of a statement setting forth the amount of reimbursement to which the presenting party is entitled along with such supporting evidence as is reasonably necessary to calculate the amount of reimbursement.  Notwithstanding anything to the contrary in this Section 8.7(c), if any charges or rates for any Property Taxes are assessed based upon usage of utility or similar services, such charges shall be determined based upon meter readings taken on the Closing Date. If the Closing occurs before the tax rate is fixed for the then current fiscal or calendar year, whichever is applicable, the proration of the corresponding Taxes shall be on the basis of the tax rate for the last preceding year applied to the latest assessed valuation.

(d) Purchaser and Seller agree and acknowledge that no withholding of Taxes is required under US or other Applicable Law with respect to any of the payments contemplated by Section 2.1 and that no payments under Section 2.1 shall be reduced by any withholding Taxes.

Section 8.8. Notice to Customers. Seller agrees to cooperate with Purchaser, at Purchaser’s reasonable request, in the notification to Customers of the transactions contemplated by this Agreement and Seller agrees not to notify any Customer of such transactions without the consent of Purchaser. Such notification shall be in such form as is reasonably satisfactory to both Purchaser and Seller as agreed to prior to Closing.

Section 8.9. Adverse Experience Reports. At a mutually agreed upon time after the Closing, Seller shall provide Purchaser with information relating to the investigation and reporting of all adverse experiences regarding the Products prior to the Closing and all other information which is materially relevant to the safe use of the Products in Seller’s possession as of the Closing. After the Closing, Seller shall promptly submit to Purchaser all adverse drug experience information or Customer complaints brought to the attention of Seller in respect of the Products, as well as any material events and matters concerning or affecting the safety or efficacy of the Products. After the Closing and after the time the appropriate Governmental Authorities are notified of the transfer of the applicable Regulatory Approvals, Purchaser shall have all responsibility for required reporting of adverse experiences for the Products.

Section 8.10. Regulatory Matters.

(a) Except as expressly set forth in Section 8.9 or the Transition Service and Technology Transfer Agreement, from and after the Closing, Purchaser, at its cost, shall be solely responsible and liable for (i) taking all actions, paying all fees and conducting all communication with the appropriate Governmental Authority required by Applicable Law in respect of the Regulatory Approvals, including preparing and filing all reports (including adverse drug experience reports) with the appropriate Governmental or Regulatory Authority (whether a Product is sold before or after transfer of such Regulatory Approval), (ii) taking all actions and conducting all communication with third parties in respect of the Products sold pursuant to such Regulatory Approval (whether sold before or after transfer of such Regulatory Approval), including responding to all complaints in respect thereof, including complaints related to tampering or contamination, and (iii) investigating all complaints and adverse drug experiences in respect of the Products sold pursuant to such Regulatory Approval (whether sold before or after transfer of such Regulatory Approval).

(b) From and after the Closing, and subject to Section 8.9 hereof and the Transition Service and Technology Transfer Agreement, Seller promptly (and in any event within the time periods required by Applicable Law) shall notify Purchaser within five (5) Business Days if Seller receives a complaint or a report of an adverse drug experience in respect of a Product. In addition, Seller shall cooperate with Purchaser’s reasonable requests and use commercially reasonable efforts to assist Purchaser in connection with the investigation of and response to any complaint or adverse drug experience related to a Product sold by Seller.

(c) From and after the Closing, Purchaser, at its cost, shall be solely responsible and liable for conducting all voluntary and involuntary recalls of units of a Product sold pursuant to such Regulatory Approval (whether sold before or after transfer of such Regulatory Approval), including recalls required by any Governmental Authority and recalls of units of a Product sold by Seller deemed necessary by Seller in its reasonable discretion; provided, however, that Seller shall reimburse Purchaser for any customer-related penalties and fees and for other reasonable expenses and costs of conducting recalls relating to a Product sold by or on behalf of Seller prior to the Closing, including the costs of notifying Customers, the costs associated with shipment of such recalled Product, the price paid for such Inventory, reasonable credits extended to Customers in connection with the recall, and Purchaser’s 10% Recall Processing Fee. Seller shall notify Purchaser promptly in the event that a recall of the Products sold by Seller is necessary.

(d) Seller shall, within fifteen (15) days after the Closing, notify the FDA of the transfer of the Regulatory Approvals to Purchaser in accordance with all Applicable Laws.

Section 8.11. Product Records. At the Closing, to the extent Seller has actual possession, Seller shall transfer to Purchaser, or if Seller does not have actual possession but is in a position to provide access, Seller shall provide Purchaser access to, the original copies of the Product Records and Assumed Contracts. Seller may retain one (1) archival copy of the Product Records and Assumed Contracts solely for archival purposes or as required by Applicable Law. Prior to delivering or making available any Product Records to Purchaser, Seller shall be entitled to redact therefrom any information that does not relate to the Product Business.

Section 8.12. Employees. There is no intent or agreement that any employee of Seller will terminate his or her employment with Seller and/or commence employment with Purchaser as a result of the transactions contemplated by this Agreement. Purchaser (on behalf of itself and its Affiliates) shall not solicit, induce or influence any employee of Pernix, Cypress, or their Affiliates to terminate his or her employment with Pernix, Cypress, or any of their Affiliates, as the case may be, and/or commence employment with Purchaser or its Affiliates.

Section 8.13. Non-Competition.

(a) Seller hereby covenants and agrees that, for a period of five (5) years from the Closing Date (the “Restrictive Period”), neither Seller nor any of its Affiliates or any of Seller’s Key-Employees (either alone or in collaboration with any Third Party) shall (i) launch, market, distribute, sell, offer to sell, import, export and/or commercialize any of the Products and/or any Competing Product anywhere in the Territory or (ii) engage in any aspect of the Product Business; provided that this Section 8.13(a) shall not apply to non-affiliated acquirers, successors or assigns of Seller or such non-affiliated Person’s Affiliates.

(b) Notwithstanding the provisions of Section 8.13(a), none of Seller, its Affiliates or Seller’s Key Employees shall be restricted from doing any of the following: (i) acquiring any legal entity, division or business that derives less than 5% of its revenues from sales of a Competing Product within the Territory (or any legal entity, division or business that derives an amount equal to or in excess of 5% of its revenues from sales of a Competing Product within the Territory so long as Seller causes such legal entity to cease selling such Competing Product in the Territory (for the duration of the Restricted Period) within six (6) months from the date of acquisition), and thereafter owning, managing, operating or controlling such Person; (ii) owning up to 5% of the voting equity securities or any non-voting equity or debt securities of any legal entity whose securities are publicly traded on a national securities exchange or in the over-the-counter market and that derives more than 5% of its revenues from sales of a Competing Product within the Territory, (iii) owning any equity or debt securities through any employee benefit or pension plan, (iv) operating their business in substantially the same manner as operated prior to the Closing Date (other than with respect to the Product Business) or (v) after three (3) years from the Closing Date developing any Competing Products or filing any applications for regulatory approval, including new drug applications, abbreviated new drug applications, new drug submissions, and any comparable applications and submissions, with any Governmental Authority, with respect to any Competing Product, for any use, purpose, indication or treatment of any disease or disorder. Notwithstanding the provisions of Section 8.13(a), none of the Key-Employees shall be restricted from being employed by a third party that manufactures a Competing Product as long as such Key-Employees owns, directly or indirectly, less than 5% of the voting equity securities or any non-voting equity or debt securities of such third party.

(c) Nothing in this Section 8.13 or in the Transaction Documents shall operate or be construed as a waiver, disclaimer, abridgment, abrogation or truncation of any of Purchaser’s, and/or any of its Affiliates’ rights, titles and/or interests in and to the Product Intellectual Property and/or in and to any Intellectual Property owned or licensed (as licensor or licensee) by Purchaser and/or any of its Affiliates. For the avoidance of doubt, nothing in this Section 8.13 or in the Transaction Documents shall operate or be construed as assigning, conveying, transferring or granting to Seller and/or any of its Affiliates any rights, titles, interests, licenses or authorities in and to any of the Product Intellectual Property and/or in and to any Intellectual Property owned or licensed (as licensor or licensee) by Purchaser and/or any of its Affiliates.

(d) Seller acknowledges that the restrictions contained in this Section 8.13 are reasonable and necessary to protect the legitimate interests of the Purchaser and constitute a material inducement to the Purchaser to enter into this Agreement and consummate the transactions contemplated hereby. Seller acknowledges that any violation of this Section 8.13 will result in irreparable injury to the Purchaser and agrees that the Purchaser shall be entitled to specific performance of Section 8.13 and consent to the entry thereof. Without limiting the generality of the foregoing, the Restricted Period shall be extended for an additional period equal to any period during which Seller is in breach of its obligations under this Section 8.13.

(e) In order to receive the full benefit of the bargain under the Transaction Documents, the Parties hereto have knowingly and voluntarily entered into, and intend to be fully and legally bound to, the restrictive covenants of this Section 8.13, including as to the defined territory, duration, and prohibited conduct set forth in this Section 8.13. If any provision contained in this Section 8.13 shall for any reason be held invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Section 8.13, but this Section 8.13 shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein. It is the intention of the Parties that if any of the restrictions or covenants contained herein is held to cover a geographic area or to be for a length of time which is not permitted by Applicable Law, or in any way construed to be too broad or to any extent invalid, such provision shall not be construed to be null, void and of no effect, but to the extent such provision would be valid or enforceable under Applicable Law, a court of competent jurisdiction shall construe and interpret or reform this Section 8.13 to provide for a covenant having the maximum enforceable geographic area, time period and other provisions (not greater than those contained herein) as shall be valid and enforceable under such Applicable Law.

(f) Notwithstanding anything herein to the contrary, Purchaser agrees and acknowledges that Seller or any Third Party on behalf of Seller may with prior approval of Purchaser which shall not unreasonably be withheld, donate any inventory of the Products with less than twelve (12) months expiration dating remaining as of the Closing Date to an organization of Seller’s choosing, which donation shall not constitute a violation of this Section 8.13 or any other breach of any Transaction Document

Section 8.14. Seller’s Additional Covenants and Agreements.

(a) Seller hereby covenants and agrees that neither Seller nor any of its Affiliates (either alone or in collaboration with any Third Party) shall, at any time on or subsequent to the Closing Date, challenge or otherwise contest before any Governmental Authority or via any Proceeding (i) Purchaser’s right, title and interest in and to the Products, the Product Business, and the Product Intellectual Property, (ii) the validity and/or the enforceability of any of the Assumed Contracts and Product Intellectual Property, (iii) Purchaser’s right to seek and obtain any copyright, patent and/or trademark protection for the Products, the Product Business, and/or any of the Product Intellectual Property, (iv) the validity and/or the enforceability of any copyright(s), patent(s) and/or trademark(s) so obtained by Purchaser for the Products, the Product Business, and/or any of the Product Intellectual Property, (v) Purchaser’s right to retain any and all income, revenue, profit, royalties, damages, claims and payments attributable thereto, payable in connection therewith, or otherwise derived therefrom, without any duty to account to Seller (excepted as otherwise provided under this Agreement), (vi) Purchaser’s right to bring any and all causes of action, either in law or in equity, for past, present or future infringement of any of the Product Intellectual Property, (vii) Purchaser’s right to exploit the Product Intellectual Property for whatever purposes Purchaser shall elect to pursue, including improvements, combinations and analogies thereof and commercialization for new uses and indications or as otherwise restricted by the terms of this Agreement, and (viii) Purchaser’s right to any and all rights, titles and interests corresponding to the foregoing throughout the world.

(b) Seller hereby covenants and agrees that neither Seller nor any of its Affiliates (either alone or in collaboration with any Third Party) shall, at any time on or subsequent to the Closing Date (i) assist any Third Party in challenging or otherwise contesting Purchaser’s rights, titles in and to the Products, the Product Business, the Assumed Contracts, and/or any of the Product Intellectual Property, anywhere in the world, (ii) use any of the Product Intellectual Property (other than Product Know How) during the Restrictive Period, and/or (iii) obtain or assert during the Restrictive Period any right(s), title(s) or interest(s) to any patent, trademark or copyright relating to the Products, the Product Business and/or any of the Product Intellectual Property.

ARTICLE IX.
INDEMNIFICATION

Section 9.1. Indemnification.

(a) Subject to the terms and conditions of this Article IX, from and after the Closing, Seller shall indemnify, reimburse, defend and hold harmless Purchaser, its Affiliates and their respective officers, directors, managers, employees, stockholders, members, agents, successors and assigns (collectively, the “Purchaser Indemnified Parties”) from and against, and shall compensate and reimburse each Purchaser Indemnified Party, for any and all Losses incurred by such Purchaser Indemnified Party to the extent arising or resulting from:

(i) any inaccuracy or breach of any representation or warranty of Seller contained in this Agreement;

(ii) any breach of any covenant or agreement of Seller contained in this Agreement or in any of the Ancillary Agreements;

(iii) the failure of Seller or any of its Affiliates to pay, perform or discharge any Excluded Liabilities; or

(iv)  to the extent not already covered by any of the forgoing (i) to (iii) any claims against Purchaser arising from or in connection with the investigation listed as item 2 on Section 3.5(b) of the Seller Disclosure Schedule;

provided, however, that in no event Seller shall indemnify, reimburse defend or hold harmless Purchaser Indemnified Parties or otherwise be responsible for any Losses arising from claims challenging the title or ownership of the assets described in item 3 of Schedule 1.1(k).

(b) Subject to the terms and conditions of this Article IX, from and after the Closing, Purchaser shall indemnify, reimburse, defend and hold harmless Seller, its Affiliates and their respective officers, directors, managers, employees, stockholders, agents, successors and assigns (collectively, the “Seller Indemnified Parties”) from and against, and shall compensate and reimburse each Seller Indemnified Party for, any and all Losses incurred by such Seller Indemnified Party to the extent arising or resulting from:

(i) any inaccuracy or breach of any representation or warranty of Purchaser, contained in this Agreement;

(ii) any breach of any covenant or agreement of Purchaser contained in this Agreement or in any of the Ancillary Agreements; or

(iii) the failure of Purchaser or any of its Affiliates to pay, perform or discharge any Assumed Liabilities.

(c) NOTWITHSTANDING THE FOREGOING, PURCHASER LOSSES AND SELLER LOSSES SHALL NOT INCLUDE, AND IN NO EVENT SHALL ANY PURCHASER LOSSES OR SELLER LOSSES BE RECOVERABLE UNDER THE TERMS OF THIS AGREEMENT TO THE EXTENT SUCH DAMAGES CONSIST OF CONSEQUENTIAL DAMAGES, PUNITIVE DAMAGES , SPECIAL DAMAGES OR EXEMPLARY DAMAGES, LOST PROFITS, INCIDENTAL DAMAGES, INDIRECT DAMAGES, UNREALIZED EXPECTATIONS, DAMAGES BASED ON ANY TYPE OF MULTIPLIER AND OTHER SIMILAR ITEMS (EXCEPT TO THE EXTENT ANY SUCH FOREGOING DAMAGES ARE AWARDED AGAINST ANY PURCHASER INDEMNIFIED PARTY OR SELLER INDEMNIFIED PARTY, AS THE CASE MAY BE, IN A THIRD-PARTY CLAIM); PROVIDED, HOWEVER, THAT THE THIS SECTION 9.1(c) SHALL NOT APPLY TO ANY SUCH FOREGOING DAMAGES ATTRIBUTABLE TO FRAUD OR INTENTIONAL MISCONDUCT.

Section 9.2. Certain Limitations. Notwithstanding anything to the contrary contained in this Agreement, each of the following limitations shall apply:

(a) Seller will not be required to indemnify Purchaser under Sections 9.1(a)(i) (other than Losses incurred as a result of any inaccuracy or breach of any representation or warranty contained in Sections 3.1 (Organization and Authority), 3.2(b) (Title to Purchased Assets), 3.9 (Tax Matters), 3.12 (Brokers, Finders, etc.), or attributable to fraud or intentional misconduct, as to which this Section 9.2(a) shall not apply), except to the extent that the cumulative amount of the Losses under Section 9.1(a)(i) incurred by the Purchaser Indemnified Parties exceeds Two Hundred Fifty Thousand Dollars (U.S. $250,000) (the “Basket Amount”) at which point Seller will be required to pay, and will have Liability for, an amount equal to the amount of the Losses under Section 9.1(a)(i) incurred by the Purchaser Indemnified Parties in excess of the Basket Amount.

(b) Purchaser will not be required to indemnify Seller under Section 9.1(b)(i) (other than Losses incurred as a result of any inaccuracy or breach of any representation or warranty contained in Sections 4.1 (Organization and Authority) or 4.3 (Brokers, Finders, etc.), or attributable to fraud or intentional misconduct, as to which this Section 9.2(b) shall not apply) except to the extent that the cumulative amount of the Losses under Section 9.1(b)(i) incurred by the Seller Indemnified Parties exceeds the Basket Amount at which point Purchaser will be required to pay, and will have Liability for, the cumulative amount of the Losses under Section 9.1(b)(i) incurred by the Seller’s Indemnified Parties in excess of the Basket Amount.

(c) In no event shall the aggregate out-of-pocket Liability of Seller for any Losses pursuant to Sections 9.1(a) exceed (i) Ten Million Dollars (U.S. $10,000,000) (the “First Year Liability Cap”) if the Indemnification Claim Notice is given on or before the first anniversary of the Closing, and (ii) Five Million Dollars (U.S. $5,000,000) (the “Second Year Liability Cap”) (the First Year Liability Cap and the Second Year Liability Cap, the “Seller’s Liability Caps”) if the Indemnification Claim Notice is given after the first anniversary of the Closing; provided, that Seller’s Liability Caps shall not apply to any (i) claims against Purchaser arising from or in connection with the investigation listed as item 2 on Section 3.5(b) of the Seller Disclosure Schedule and (ii) Losses incurred as a result of any inaccuracy or breach of any representation or warranty contained in Section 3.1 (Organization and Authority), Section 3.2(b) (Title to Purchased Assets), Section 3.9 (Tax Matters) and Section 3.12 (Brokers, Finders, etc.); and provided, further, that the Seller’s Liability Caps shall not apply to Losses attributable to fraud or intentional misconduct. Notwithstanding anything contained herein to the contrary, in no event shall the aggregate out-of-pocket Liability of Seller Indemnifying Parties for any Losses or any Liability hereunder exceed the Purchase Price.

(d) In no event shall the aggregate out-of-pocket Liability of Purchaser for any Losses pursuant to Sections 9.1(b)(i) exceed Two Million Dollars (U.S. $2,000,000); (the “Purchaser’s Liability Cap”); provided, that the forgoing Purchaser’s Liability Cap shall not apply to Losses incurred as a result of any inaccuracy or breach of any representation or warranty contained in Section 4.1 (Organization and Authority) or Section 4.3 (Brokers, Finders, etc.); and provided, further, that the Purchaser’s Liability Cap shall not apply to Losses attributable to fraud or intentional misconduct. Notwithstanding anything contained herein to the contrary, in no event, except with respect to Purchaser’s obligation to make payment on the Notes when due, shall the aggregate out-of-pocket Liability of Purchaser for any Losses or any Liability hereunder exceed Five Million Dollars (U.S. $5,000,000).

(e) In no event shall Seller or Purchaser have any Liability under Section 9.1(a)(i), or 9.2(b)(i), as the case may be, with respect to claims that are not properly asserted in writing prior to the date that is eighteen (18) months after the Closing Date; provided, however, that (i) claims for Losses incurred as a result of (A) claims against Purchaser arising from or in connection with the issue listed as item 2 on Section 3.5(b) of the Seller Disclosure Schedule and (B) any inaccuracy or breach of any representation or warranty contained in Sections 3.1 (Organization and Authority), 3.2(b) (Title to Purchased Assets), 3.9 (Tax Matters), 3.12 (Brokers, Finders, etc.), 4.1 (Organization and Authority) or 4.3 (Brokers, Finders, etc.), may be asserted at any time prior to expiration of the applicable statute of limitations and (ii) claims attributable to fraud or intentional misconduct, will have no expiration date.

(f) The representations and warranties made by each Party in this Agreement shall survive the Closing and shall expire eighteen (18) months after the Closing Date and any Liability of any Party with respect to such representations and warranties (other than Losses incurred as a result of any inaccuracy or breach of any representation or warranty contained in (i) Sections 3.1 (Organization and Authority), 3.2(b) (Title to Purchased Assets), 3.9 (Tax Matters), 3.12 (Brokers, Finders, etc.), 4.1 (Organization and Authority) and 4.3 (Brokers, Finders, etc.), which shall expire upon expiration of the applicable statute of limitations, or (ii) attributable to fraud or intentional misrepresentation, as to which no expiration date shall apply; provided, however, that if, at any time prior to such expiration date, notice of any case for indemnification pursuant to Section 9.1(a) or Section 9.1(b), as the case may be, shall have been given prior to the applicable expiration date and such notice describes the circumstances with respect to which such indemnification claim relates, such indemnification claim shall survive until such time as such claim is finally resolved.

(g) Purchaser shall have the right to offset any and all unpaid indemnification claims of Purchaser Indemnified Parties against Purchaser’s payment obligations under the First Anniversary Note; provided that, to the extent Seller contest any indemnification claim, Purchaser shall pay the amount of such contested indemnification claim into an escrow account with a bank in New York as the escrow agent, which escrow shall be released to Seller when the indemnification claim is finally rejected or to Purchaser if the indemnification claim is finally decided in favor of the Seller or such other manner in which Seller and Purchaser mutually agree. The costs for such escrow agent shall be born by the losing Party.

Section 9.3. Procedures for Third Party Claims and Excluded Liabilities.

(a) General Procedures. Promptly (but in no event later than ten (10) days) after the receipt by any Indemnified Party of a notice of any Proceeding by any Third Party that may be subject to indemnification under this Article IX, including any Proceeding relating to any Excluded Liability or Assumed Liability, such Indemnified Party shall give written notice of such Proceeding to the Indemnifying Party, stating in reasonable detail the nature and basis of each claim made in the Proceeding and the amount thereof, to the extent known, along with copies of the relevant documents received by the Indemnified Party evidencing the Proceeding and the basis for indemnification sought. Failure of the Indemnified Party to give such notice shall not relieve the Indemnifying Party from liability on account of this indemnification, except if and only to the extent that the Indemnifying Party is actually prejudiced thereby. Thereafter, the Indemnified Party shall deliver to the Indemnifying Party, promptly after the Indemnified Party’s receipt thereof, copies of all notices and documents (including court papers) received the Indemnified Party relating to the Proceeding. The Indemnifying Party shall have the right to assume the defense of the Indemnified Party against the Third Party Claim upon written notice to the Indemnified Party delivered within thirty (30) days after receipt of the particular notice from the Indemnified Party; provided, however, that the Indemnifying Party shall not have the right to assume the defense of the Third Party Claim if such Third Party Claim (x) seeks as a remedy the imposition of an equitable remedy that is binding upon Purchaser, the Purchased Assets or the Assumed Liabilities or (y) the amounts of Losses would be reasonably expected to exceed the amounts for which the Indemnifying Party is obligated to indemnify. So long as the Indemnifying Party has assumed the defense of the Third Party Claim in accordance herewith and notified the Indemnified Party in writing thereof, (i) the Indemnified Party may retain separate co-counsel at its sole cost and expense and participate in the defense of the Third Party Claim, it being understood that the Indemnifying Party shall pay all reasonable costs and expenses of counsel for the Indemnified Party after such time as the Indemnified Party has notified the Indemnifying Party of such Third Party Claim and prior to such time as the Indemnifying Party has notified the Indemnified Party that it has assumed the defense of such Third Party Claim, (ii) the Indemnified Party shall fully cooperate in the defense of any Third Party Claim, (iii) the Indemnified Party shall not file any papers or consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnifying Party (not to be unreasonably withheld, conditioned or delayed) and (iv) the Indemnifying Party will not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim (other than a judgment or settlement that is solely for money damages in an amount less than the remaining balance of the limitations on indemnity set forth in Section 9.2 and is accompanied by a release of all indemnifiable claims against the Indemnified Party) without the prior written consent of the Indemnified Party (not to be unreasonably withheld, conditioned or delayed). Whether or not the Indemnifying Party shall have assumed the defense, such Indemnifying Party shall not be obligated to indemnify and hold harmless the Indemnified Party hereunder for any settlement entered into without the Indemnifying Party’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed.

(b) Equitable Remedies. In the case of any Third Party Claims where the Indemnifying Party reasonably believes that it would be appropriate to settle such claim using equitable remedies (i.e., remedies involving the future use of the Purchased Assets), the Indemnifying Party and the Indemnified Party shall work together in good faith to agree to a settlement; provided, however, that no Party shall be under any obligation to agree to any such settlement.

(c) Treatment of Indemnification Payments; Insurance Recoveries. Any payment made pursuant to the indemnification obligations arising under this Agreement shall be treated as an adjustment to the Purchase Price to the extent allowable under Applicable Law. If an indemnity payment for Losses pursuant to this Article IX results in an actually recognized Tax Benefit (as defined below) by the Indemnified Party after such payment is made, provided that the Indemnifying Party has made all required indemnity payments pursuant to this Agreement, Indemnified Party shall reimburse to the Indemnifying Party an amount equal to, at the election of the Indemnified Party, the Tax Benefit realized or the net present value (calculated at short term applicable federal rate) of the Tax Benefit likely to be realized by a party no later than fifteen (15) days after such Tax Benefit is realized or is reasonably calculable by such party. For purposes of this Agreement, a “Tax Benefit” means the reduction of Tax liabilities (calculated on the basis of the actual reduction in cash payments for Taxes) resulting from an increase in deductions, losses or Tax credits or decrease in the income, gain or recapture of Tax credits that the Indemnified Party or any subsidiary or other affiliated entity actually reported in any taxable period (or portions thereof) subsequent to the Closing Date. In determining Losses for purposes of this Agreement, the parties shall make appropriate reimbursements for Tax Benefits recognized by a party hereto as set forth herein and for insurance coverage to the extent of insurance proceeds actually received with respect to any indemnification claim, net of all costs and expenses incurred to collect such insurance. Any indemnity payment under this Agreement shall be decreased by any amounts actually received by the Indemnified Party under Third Party insurance policies with respect to such Damage prior to the time payment by the Indemnifying Party is due and payable under this Agreement (net of any premiums paid by such Indemnified Party under the relevant insurance policy and any costs incurred by such Indemnified Party in procuring such payment under such policy), each Party agreeing (i) to use commercially reasonable efforts to recover all available insurance proceeds and (ii) to the extent that any indemnity payment under this Agreement has been paid by the Indemnifying Party to or on behalf of the Indemnified Party prior to the receipt, directly or indirectly, by the Indemnified Party of any net insurance proceeds under Third Party insurance policies on account of such Loss which duplicate, in whole or in part, the payment made by the Indemnifying Party to or on behalf of the Indemnified Party, the Indemnified Party shall remit to the Indemnifying Party an amount equal to the amount of the net insurance proceeds actually received by the Indemnified Party on account of such Loss which duplicate, in whole or in part, the payment made by the Indemnifying Party to or on behalf of the Indemnified Party.

(d) In connection with any actual or threatened Third Party Claims by, or actual or threatened litigation or other disputes with, Third Parties relating to Assumed Liabilities or Excluded Liabilities, any such claims, litigation and disputes being referred to as “claims” for purposes of this Section 9.3(d), the Indemnified Party shall cooperate in the defense by the Indemnifying Party of such claim (and the Indemnified Party and the Indemnifying Party agree with respect to all such claims that a common interest privilege agreement exists between them), including, (i) permitting the Indemnifying Party to discuss the claim with such officers, employees, consultants and representatives of the Indemnified Party as the Indemnifying Party reasonably requests, (ii) permitting the Indemnifying Party to have reasonable access to the properties, books, records, papers, documents, plans, drawings, electronic mail, databases and computers of the Indemnified Party at reasonable hours to review information and documentation relative to the claim, (iii) providing to the Indemnifying Party copies of documents and samples of the Products as the Indemnifying Party reasonably requests in connection with defending such claim, (iv) permitting the Indemnifying Party to conduct privileged interviews and witness preparation of officers, employees and representatives of the Indemnified Party as the Indemnifying Party reasonably requests, (v) preserving all properties, books, records, papers, documents, plans, drawings, electronic mail and databases included in the Purchased Assets relating to matters relating to Excluded Liabilities (in the case of the Purchaser) and Assumed Liabilities (in the case of Seller) in accordance with such Party’s corporate documents retention policies, or longer to the extent reasonably requested by the other Party in connection with any actual or threatened action that would reasonably be expected to result in a claim for indemnification hereunder, (vi) promptly collecting documents and extracting information from documents for the Indemnifying Party’s review and use, as the Indemnifying Party reasonably requests, or allowing the Indemnifying Party’s representatives to do the same, (vii) notifying the Indemnifying Party promptly of receipt by the Indemnified Party of any subpoena or other Third Party request for documents or interviews and testimony, (viii) providing to the Indemnifying Party copies of any documents produced by the Indemnified Party in response to or compliance with any subpoena or other Third Party request for documents, and (ix) permitting the Indemnifying Party to conduct such other reasonable investigations and studies, and take such other actions, as are reasonably necessary in connection with the Indemnifying Party’s defense or investigation of such claim. In connection with any claims, except to the extent inconsistent with the Indemnified Party’s obligations under Applicable Law and except to the extent that to do so would subject the Indemnified Party or its employees, agents or representatives to criminal or civil sanctions, (1) unless ordered by a court to do otherwise, the Indemnified Party shall not produce documents to a Third Party until the Indemnifying Party has been provided a reasonable opportunity to review, copy and assert privileges covering such documents, (2) the transfer to the Indemnified Party by the Indemnifying Party of documents covered by the Indemnifying Party’s attorney/client or work product privileges shall not constitute a waiver of such privileges, (3) unless otherwise ordered by a court, the Indemnified Party shall withhold from production to any Third Party any documents as to which the Indemnifying Party asserts a privilege, (4) the Indemnified Party shall defend in court any such privilege asserted by the Indemnifying Party and (5) the Indemnified Party shall permit the Indemnifying Party to prepare any employees of the Indemnified Party required or requested to testify or otherwise be deposed or interviewed in connection with any claim and to be present during any such testimony or interviews.

Section 9.4. Certain Procedures. The Indemnified Party shall give the Indemnifying Party prompt written notice (an “Indemnification Claim Notice”) (but in no event more than thirty (30) days after discovery) of any Losses or discovery of fact upon which such Indemnified Party intends to base a request for indemnification under Section 9.1(a) or Section 9.1(b); provided, however, that failure to give such notice shall not relieve the Indemnifying Party of its obligations hereunder except to the extent it shall have been materially prejudiced by such failure. Each Indemnification Claim Notice must contain a reasonable description of the claim and the nature and amount of such Losses (to the extent the nature and amount of such Losses are known at such time). The Indemnified Party shall furnish promptly to the Indemnifying Party (but in no event more than thirty (30) days after discovery) copies of all papers and official documents received in respect of any Losses. All indemnification claims in respect of a Party, its Affiliates or their respective directors, stockholders, members, officers, managers, employees and agents shall be made solely by such Party to this Agreement.

Section 9.5. Remedies Exclusive. Following the Closing, with the exception of remedies based on fraud, the remedies set forth in this Article IX shall constitute the sole and exclusive remedy for money damages and shall be in lieu of any other remedies for money damages that may be available to the Indemnified Parties under any other agreement or pursuant to any statutory or common law with respect to any Losses of any kind or nature incurred directly or indirectly resulting from or arising out of any of this Agreement, the Purchased Assets, the Assumed Liabilities or the Excluded Liabilities (it being understood that nothing in this Section 9.5 or elsewhere in this Agreement shall affect the Parties’ rights to specific performance or other similar non-monetary equitable remedies with respect to the covenants referred to in this Agreement to be performed after the Closing). The Parties each hereby waive any provision of any Applicable Law to the extent that it would limit or restrict the agreement contained in this Section 9.5

ARTICLE X.
MISCELLANEOUS PROVISIONS

Section 10.1. Confidentiality.

(a) Reference is made to that certain confidentiality agreement dated March 20, 2013, by and between Seller and Purchaser (the “Confidentiality Agreement”). As used in this Section 10.1, the term “Evaluation Material” shall have the meaning assigned to such term in the Confidentiality Agreement. Upon the Closing, the Confidentiality Agreement shall expire and be of no further force and effect with respect to all Evaluation Material relating to the Product Business, the Purchased Assets or the Assumed Liabilities, but all such Evaluation Materials shall thereafter be governed by the provisions of Section 10.1(b); provided, however, such expiration of the Confidentiality Agreement shall in no way prejudice or adversely affect Seller’s ability to seek damages, or any other remedy available to Seller, with respect to a violation by Purchaser (or its Affiliates or representatives) of the Confidentiality Agreement prior to or after the Closing. Upon and after the Closing, the Confidentiality Agreement shall remain in full force and effect pursuant to its terms with respect to all other Evaluation Material that does not relate to the Product Business, the Purchased Assets or the Assumed Liabilities.

(b) From and after the Closing, all information and all Evaluation Material relating to the Product Business, the Purchased Assets and the Assumed Liabilities shall constitute the “Purchaser Confidential Information” and shall be used by Seller solely as required to perform its obligations, exercise or enforce its rights under this Agreement (or any Ancillary Agreement), or comply with Applicable Law, and for no other purpose. Seller shall not disclose, or permit the disclosure of, any of the Purchaser Confidential Information to any Person except those Persons to whom such disclosure is necessary to permit Seller to perform its obligations, exercise or enforce its rights under this Agreement (or any Ancillary Agreement), or comply with Applicable Law. Seller shall treat, and will cause its Affiliates and the directors, officers, employees, agents, representatives and advisors of Seller or any of their Affiliates to treat, the Purchaser Confidential Information as confidential, using the same degree of care as Seller normally employs to safeguard its own confidential information from unauthorized use or disclosure, but in no event less than a reasonable degree of care.

(c) All confidential information obtained by Purchaser (or its respective Affiliates or representatives) from Seller (or its Affiliates or representatives) other than the Purchaser Confidential Information (the “Seller Confidential Information”) shall be used by Purchaser, solely as required to perform their respective obligations, exercise or enforce its rights under this Agreement (or any Ancillary Agreement), or comply with Applicable Law, and for no other purpose. Purchaser shall not disclose, or permit the disclosure of, any of Seller Confidential Information to any person except those persons to whom such disclosure is necessary to permit Purchaser to perform their respective obligations, exercise or enforce their respective rights under this Agreement (or any Ancillary Agreement), or comply with Applicable Law. Purchaser shall treat, and will cause its respective Affiliates and the directors, officers, employees, agents, representatives and advisors of Purchaser or any of its Affiliates to treat, Seller Confidential Information as confidential, using the same degree of care as Purchaser normally employs to safeguard its own confidential information from unauthorized use or disclosure, but in no event less than a reasonable degree of care.

(d) In the event any Party is requested pursuant to, or required by, Applicable Law to disclose any of any other Party’s Confidential Information (i.e., Seller Confidential Information or Purchaser Confidential Information, as applicable), it will notify the other Party in a timely manner so that such Party may seek a protective order or other appropriate remedy or, in such Party’s sole discretion, waive compliance with the confidentiality provisions of this Agreement; provided, however, that the foregoing shall not restrict the Seller from making any public disclosure in accordance with Section 8.3.

(e) Each Party will co-operate in all reasonable respects, in connection with any reasonable actions to be taken for the foregoing purpose. In any event, the Party requested or required to disclose such Confidential Information may furnish it as requested or required pursuant to Applicable Law (subject to any such protective order or other appropriate remedy) without liability hereunder, provided that such Party furnishes only that portion of the Confidential Information which such Party is advised by a reasoned opinion of its counsel is legally required, and such Party exercises reasonable efforts to obtain reliable assurances that confidential treatment will be accorded such Confidential Information.

(f) Nothing in this Section 10.1 shall be construed as preventing or in any way inhibiting any Party from complying with Applicable Law governing activities and obligations undertaken pursuant to this Agreement, in any manner which it reasonably deems appropriate, including, for example, by disclosing to Governmental Authorities confidential or other information of the other Party.

Section 10.2. Notices. All notices, requests and other communications required or permitted under, or otherwise made in connection with, this Agreement, shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) upon confirmation of receipt when transmitted by facsimile transmission, or (c) on the next Business Day if transmitted by national overnight courier (with confirmation of delivery), in each case, addressed as follows:

if to Seller, to:

Pernix Therapeutics Holdings, Inc.
884 Johnnie Dodds Blvd., Suite 201
Mt. Pleasant, South Carolina 29464
Phone: (832) 934-1825
Fax: (843) 723-0479
Attn: Michael C. Pearce, President and Chief Executive Officer

with copies (which shall not constitute notice) to:

Pernix Therapeutics Holdings, Inc.
33219 Forest West Drive
Magnolia, Texas 77354
Phone: (843) 654-7456
Fax: (281) 419-4009
Attn: Paul D. Aubert, General Counsel

and

Winstead PC
24 Waterway Avenue, Suite 500
The Woodlands, Texas 77380
Phone: (281) 681-5912
Fax: (281) 681-5901
Attn: William R. Rohrlich, II

if to Purchaser to:

Breckenridge Pharmaceutical, Inc.
60 E. 42nd Street, Suite 5210
New York, New York 10165
Phone: (646) 448-1300
Fax: (646) 448-1301
Attn: General Counsel

with copies (which shall not constitute notice) to:

Breckenridge Pharmaceutical, Inc.
1141 S. Rogers Circle, Suite 3
Boca Raton, Florida 33487
Phone: (561) 443-3314
Fax: (561) 989-0819
Attn: President

or to such other address or facsimile number as such Party may hereafter specify for the purpose by notice to the other parties hereto in accordance with the terms of this Section 10.2.

Section 10.3. Bulk Transfers. Purchaser waives compliance with the provisions of all Applicable Laws relating to bulk transfers in connection with the transfer of the Purchased Assets.

Section 10.4. Remedies Cumulative; Specific Performance. The rights and remedies of the Parties shall be cumulative (and not alternative). The Parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions of this Agreement in addition to any other remedy to which they are entitled to at law or in equity, in each case without the requirement of posting any bond or other type of security.

Section 10.5. Further Assurances; Further Cooperation. Subject to the terms and conditions hereof, each of the Parties agrees to use commercially reasonable efforts to execute and deliver, or cause to be executed and delivered, all documents and to take, or cause to be taken, all actions that may be reasonably necessary or appropriate, in the reasonable opinion of counsel for each Party, to effectuate the provisions of this Agreement, provided that all such actions are in accordance with Applicable Law. From time to time, whether at or after the Closing, (i) Seller shall execute and deliver such further documents or instruments of conveyance, transfer and assignment and take all such other action, at Purchaser’s sole expense, as Purchaser may reasonably require to more effectively convey, transfer and assign to Purchaser any and all ownership, right, title and interest in and to the Purchased Assets, including executing documents or instruments necessary to permit Purchaser to record the transfer, conveyance and/or assignment of any and all Product Intellectual Property with any Governmental Authority and (ii) Purchaser will execute and deliver such further instruments and take all such other action, at Seller’s sole expense, as Seller may reasonably require to more effectively assume the Assumed Liabilities. Upon reasonable request and during normal business hours, Purchaser and Seller shall cooperate with each other, and shall cause their respective representatives and Affiliates to cooperate with each other, after the Closing to ensure the orderly transition of the Purchased Assets and Assumed Liabilities to Purchaser and to minimize any disruption to the businesses of Seller and Purchaser that might result from the transactions contemplated hereby.

Section 10.6. Amendments and Waivers.

(a) Any provision of this Agreement may be amended or waived but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each Party to this Agreement or, in the case of a waiver, by the Party against whom the waiver is to be effective. No waiver by any Party hereto of any term or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term or condition of this Agreement or any future occasions.

(b) No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

Section 10.7. Expenses. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement, including all third-party legal, accounting, financial advisory, consulting or other fees and expenses incurred in connection with the transactions contemplated hereby, shall be paid by the Party incurring such cost or expense.

Section 10.8. Binding Effect; Benefit; Assignment.

(a) The provisions of this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and assigns. Except as provided under this Agreement, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the Parties and their respective successors and assigns.

(b) Neither this Agreement nor any right, interest or obligation hereunder may be assigned by any Party hereto (other than to an Affiliate of the Party) without the prior written consent of the other Party hereto (which consent shall not be unreasonably withheld) and any attempt to do so will be void; provided, however, that after the Closing, such prior written consent will not be required with respect to any assignment by any Party (a) to an Affiliate of such Party so long as such Party remains bound by the terms hereof, or (b) in connection with a reorganization, merger, statutory share exchange, consolidation or similar change of control transaction involving the Seller or sale or transfer of all or substantially all of the assets of Seller, or, in the case of Purchaser, a sale or transfer, regardless of form, involving all or substantially all of the assets associated with the Product Business. Except with respect to Section 8.13(a) of this Agreement which shall not apply to non-affiliated acquirers, successors or assigns of Seller, and except with respect to Section 8.13(b) of this Agreement which shall not apply to non-affiliated successors or assigns of Purchaser, this Agreement is binding upon, inures to the benefit of and is enforceable by the Parties hereto and their respective successors and permitted assigns. For the avoidance of doubt, all obligations pursuant to Section 8.13(a) shall automatically and immediately terminate and cease to be enforceable against any non-affiliated acquirer, successor or assign of Seller and all obligations pursuant to Section 8.13(b) shall automatically and immediately terminate and cease to be enforceable against any non-affiliated acquirer, successor or assign of Purchaser. Any attempt to assign this Agreement in violation of this Section 10.8(b) shall be void. Subject to this Section 10.8(b), any permitted assignee shall assume all obligations of its assignor under this Agreement pursuant to a written instrument reasonably acceptable to the other Parties. In addition, nothing in this Agreement shall preclude Purchaser from providing its lenders with a security interest in its rights under this Agreement in accordance with the terms of their security and collateral agreements in connection with any credit facility provided by such lenders to Purchaser or preclude such lenders from foreclosing upon such security interest in accordance with the terms of such security and collateral agreements (including by means of the sale of the assets or stock of Purchaser to a Third Party including Purchaser’s rights and responsibilities under this Agreement), and any such action by such lenders shall not be deemed to be a change of control for purposes of this Agreement.

(c) Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the Parties and their respective successors and permitted assigns any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 10.9. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to principles of conflicts of laws that would require the application of the laws of any other jurisdiction.

Section 10.10. Arbitration.

(a) With respect to any dispute, controversy or claim arising from or related to this Agreement, or the validity, enforceability, breach, or termination thereof (“Dispute”), such Dispute shall first be referred to an executive officer from each Party for attempted resolution by good faith negotiations. Any such Dispute shall be submitted to such senior executives no later than thirty (30) days following such request by any Party. Such executives shall attempt in good faith to resolve any such Dispute within thirty (30) days after the submission of the Dispute. In the event the executives are unable to resolve the Dispute, the Parties shall otherwise negotiate in good faith and use reasonable efforts to settle. If the Parties do no fully settle, and a Party wishes to pursue the matter, each such Dispute shall be finally resolved by binding arbitration in accordance with the Commercial Arbitration Rules and Supplementary Procedures for Large Complex Disputes of the American Arbitration Association (“AAA”), and judgment on the arbitration award may be entered in any court having jurisdiction thereof.

(b) The arbitration shall be conducted by a panel of three (3) persons experienced in the pharmaceutical business: within thirty (30) days after initiation of arbitration, each of Purchaser and Seller shall select one person to act as arbitrator and the two selected arbitrators shall select a third arbitrator within thirty (30) days of their appointment. If the arbitrators selected by Purchaser and Seller are unable or fail to agree upon the third arbitrator, the third arbitrator shall be appointed by the AAA. The place of arbitration shall be Chicago, Illinois, and all proceedings and communications shall be in English.

(c) Any Party may apply to the arbitrators for interim injunctive relief until the arbitration award is rendered or the controversy is otherwise resolved. Any Party also may, without waiving any remedy under this Agreement, seek from any court having jurisdiction any injunctive or provisional relief necessary to protect the rights or property of that Party pending the arbitration award. The arbitrators shall have no authority to award punitive or any other type of damages not measured by a Party’s compensatory damages. Each Party shall bear its own costs and expenses and attorneys’ fees and an equal share of the arbitrators’ fees and any administrative fees of arbitration.

(d) Except to the extent necessary to confirm an award or as may be required by law, no Party nor an arbitrator may disclose the existence, content, or results of an arbitration without the prior written consent of each Party. In no event shall an arbitration be initiated after the date when commencement of a legal or equitable proceeding based on the dispute, controversy or claim would be barred by the applicable New York statute of limitations.

Section 10.11. Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each Party shall have received a counterpart hereof signed by the other Party. Until and unless each Party has received a counterpart hereof signed by the other Party hereto, this Agreement shall have no effect, and no Party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). The exchange of a fully executed Agreement or any Ancillary Agreement (in counterparts or otherwise) by electronic transmission in .PDF format or by facsimile shall be sufficient to bind the Parties to the terms and conditions hereof and thereof.

Section 10.12. Entire Agreement. This Agreement, the Ancillary Agreements, the Confidentiality Agreement and each of the documents, instruments and agreements delivered in connection with the transactions contemplated by this Agreement, including each of the Exhibits, the Annexes, the Schedules, and the Seller Disclosure Schedule, constitute the entire agreement between the Parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both oral and written, between the Parties with respect to the subject matter of this Agreement.

Section 10.13. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 10.14. Time is of the Essence. Time is of the essence with respect to the performance of this Agreement.

(Signatures Pages Follow)

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed and delivered as of the date first written above.

PURCHASER:

BRECKENRIDGE PHARMACEUTICAL, INC.

By:	/s/ Laurence D. Runsdorf
Name:	Laurence D. Runsdorf
Title:	President

By:	/s/ Larry J. Lapila
Name:	Larry J. Lapila
Title:	Executive Vice President

SELLER:

CYPRESS PHARMACEUTICALS, INC.

By:	/s/ Michael C. Pearce
Name:	Michael C. Pearce
Title:	President and Chief Executive Officer

PERNIX THERAPEUTICS HOLDINGS, INC.

By:	/s/ Michael C. Pearce
Name:	Michael C. Pearce
Title:	President and Chief Executive Officer